SEC RECEIVED PROCESSING
JUL 08 2004
WASH, D.C. 207 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, July 6, 2004, Series 2004-AR1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-109614
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04037225

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

NOMURA ASSET ACCEPTANCE CORPORATION

By: Jay Oracin

Name:

Title:

Dated: July 6, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation Mortgage Pass-Through Certificates, Series 2004-AR1

$412 Million (+/- 10%)
(Approximate)

Computational Materials
Updated June 30, 2004

NOMURA

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the depositor in connection with the proposed transaction.

Information Statement

The attached tables, together with the summary information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("NSI") and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, "NAAC"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "Final Offering Documents") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AR1 (the "Securities") and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "Statistical Pool") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter/placement agent and not as agent for the depositor in connection with the proposed transaction.

STRUCTURAL SUMMARY

Structure Overview

Class	Initial Certificate Principal Balance (1)	Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	W.A. MTR	Expected Rating (S&P/Moody's) (2)
I-A	$38,778,900	Variable (3)	4.450	25	1.87 (4)	1-34 (4)	34	AAA/Aaa
AR	$50	Residual	4.450	25	0.07 (4)	1-1 (4)	34	[TBD]
AR-L	$50	Residual	4.450	25	0.07 (4)	1-1 (4)	34	[TBD]
II-A	$54,923,000	Variable (3)	4.777	25	2.47 (4)	1-57 (4)	57	AAA/Aaa
III-A	$55,763,000	Variable (3)	4.977	25	2.47 (4)	1-57 (4)	57	AAA/Aaa
IV-A	$50,462,000	Variable (3)	3.437	20	3.79 (5)	1-93 (5)	3	AAA/Aaa
IV-X	Notional (6)	IO Strip	0.500	20	NA	NA	3	AAA/Aaa
C-B-1	$4,247,000	Variable (7)	4.557	25	3.16 (4)	1-39 (4)	39	AA/Aa3
C-B-2	$3,185,000	Variable (7)	4.557	25	3.16 (4)	1-39 (4)	39	A/A3
C-B-3	$2,123,000	Variable (7)	4.557	25	3.16 (4)	1-39 (4)	39	BBB/Baa3
C-B-4	$1,380,000	Variable (7)	4.557	25	NA	NA	NA	[TBD]
C-B-5	$849,000	Variable (7)	4.557	25	NA	NA	NA	[TBD]
C-B-6	$638,437	Variable (7)	4.557	25	NA	NA	NA	Not Rated
Groups I, II, III & IV	**$212,349,437**							
V-A-1	$110,075,000	Floating (8)	[TBD]	25	2.91 (5)	1-92 (5)	NA	AAA/Aaa
V-A-2	$61,459,500	Floating (8)	[TBD]	25	1.71 (5)	1-53 (5)	NA	AAA/Aaa
V-A-3	$20,486,500	Floating (8)	[TBD]	25	6.48 (5)	53-92 (5)	NA	AAA/Aaa
V-M-1	$5,099,000	Floating (8)	[TBD]	25	5.07 (5)	37-92 (5)	NA	AA/Aa2
V-M-2	$3,059,000	Floating (8)	[TBD]	25	5.02 (5)	37-92 (5)	NA	[A+]/[A1]
V-M-3	$2,244,023	Floating (8)	[TBD]	25	4.38 (5)	37-80 (5)	NA	[A-]/[A3]
V-X	NA	NA	NA	NA	NA	NA	NA	Not Rated
Group V	**$202,423,023**							
TOTAL	**$414,772,460**							

NOTE: The Class C-B-4, Class C-B-5, Class C-B-6 and Class V-X Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.

(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread, if applicable, and other structural attributes.

(3) The initial pass-through rates on each of the Class I-A, Class II-A, Class III-A and Class IV-A Certificates are expected to be as noted in the above table (approximately). After the first distribution date, the per annum pass-through rates on these certificates will equal the weighted average of the net interest rates on their related group's mortgage loans minus, with respect to the Class II-A and Class IV-A Certificates, 0.02% and 0.50% per annum, respectively (30/360, 24 day delay).

(4) Run to balloon at the weighted average reset month as indicated in the "W.A. MTR" column.

(5) Run to the applicable 10% optional termination.

(6) These certificates will not receive any distributions of principal, but will accrue interest on the Class IV-X notional amount which will equal the Class IV-A certificate principal balance.

(7) The initial pass-through rate on the Class C-B-1, Class C-B-2, Class C-B-3, Class C-B-4, Class C-B-5 and Class C-B-6 Certificates is expected to be approximately 4.557% per annum. After the first distribution date, the per annum pass-through rate on these certificates will equal the weighted average of the net interest rates on the Group I, Group II, Group III and Group IV mortgage loans (less 0.02% per annum for the Group II mortgage loans), weighted on the basis of the result of subtracting from each loan group the current certificate principal balance of the related senior certificates as further described in the Final Offering Documents (30/360 accrual basis, 24 day delay).

(8) The pass-through rate for each class of Group V Certificates, other than the Class V-X Certificates, for each distribution date is a per annum rate equal to the least of (i) the sum of one month LIBOR for that distribution date plus the related certificate margin, (ii) the applicable Group V Net Funds Cap or (iii) [11.00]% (actual/360 accrual basis, 0 day delay). The certificate margins for the Group V Certificates, other than the Class V-X Certificates, are as follows:

Class	Certificate Margin (A)	Certificate Margin (B)
V-A-1	0.38%	0.76%
V-A-2	0.22%	0.44%
V-A-3	0.52%	1.02%
V-M-1	0.60%	1.10%
V-M-2	1.35%	1.85%
V-M-3	1.75%	2.25%

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the "Mortgage Loans"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $416,302,105.68 (the "Cut-off Date Principal Balance"). Generally, after the initial fixed-rate period, the interest rate and payment for the mortgage loans adjust monthly, semi-annually or annually based on an index plus a margin. The mortgage pool consists of five groups of mortgage loans. Group I is generally comprised of mortgage loans with an initial fixed rate period of three years, Groups II and III are generally comprised of mortgage loans with an initial fixed rate period of five years, Group IV is generally comprised of mortgage loans with an initial fixed rate period of six months and Group V is generally comprised of mortgage loans with an initial fixed rate period of one month, six months, two years, three years or five years. Group V is further subdivided into two subgroups, Groups VA and VB.

The collateral information contained herein reflects the anticipated July 1, 2004 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 30.

Group I Collateral Summary (approximate)				
	Aggregate Balance	$41,188,785.85	Average Loan Balance	$ 367,757.01
	Gross WAC	4.700	Maximum Loan Balance	$ 999,000.00
	Net WAC	4.450	California Concentration	70.0
	WA Gross Margin	2.421	WA Original LTV	71.8
Index:	1 Month LIBOR	0.00%	WA Credit Score	715
	6 Month LIBOR	62.75%	Full/Alt Doc	25.1
	1 Year LIBOR	36.60%	Reduced Doc	31.5
	1 Year CMT	0.64%	Prepayment Penalties	11.1
	WA Months to Reset	34		
	Interest Only Loans	47.3		
	WAM	358		

Group II Collateral Summary (approximate)				
	Aggregate Balance	$ 58,335,764.14	Average Loan Balance	$ 516,245.70
	Gross WAC	5.047	Maximum Loan Balance	$ 1,000,000.00
	Net WAC	4.797	California Concentration	52.7
	WA Gross Margin	2.495	WA Original LTV	71.6
Index:	1 Month LIBOR	0.00%	WA Credit Score	719
	6 Month LIBOR	53.43%	Full/Alt Doc	31.6
	1 Year LIBOR	45.05%	Reduced Doc	20.9
	1 Year CMT	1.52%	Prepayment Penalties	26.3
	WA Months to Reset	57		
	Interest Only Loans	47.9		
	WAM	357		

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Group III Collateral Summary (approximate)

	Aggregate Balance	$ 59,227,573.40	Average Loan Balance	$ 216,950.82
	Gross WAC	5.227	Maximum Loan Balance	$ 427,150.00
	Net WAC	4.977	California Concentration	31.7
	WA Gross Margin	2.553	WA Original LTV	70.9
Index:	1 Month LIBOR	0.00%	WA Credit Score	711
	6 Month LIBOR	83.50%	Full/Alt Doc	36.2
	1 Year LIBOR	15.88%	Reduced Doc	21.4
	1 Year CMT	0.62%	Prepayment Penalties	19.9
	WA Months to Reset	57		
	Interest Only Loans	41.9		
	WAM	357		

Group IV Collateral Summary (approximate)

	Aggregate Balance	53,597,315.06	Average Loan Balance	$ 454,214.53
	Gross WAC	4.187	Maximum Loan Balance	$3,080,000.00
	Net WAC	3.937	California Concentration	31.5
	WA Gross Margin	2.863	WA Original LTV	70.9
Index:	1 Month LIBOR	0.00%	WA Credit Score	716
	6 Month LIBOR	100.00%	Full/Alt Doc	40.1
	1 Year LIBOR	0.00%	Reduced Doc	0.0
	1 Year CMT	0.00%	Prepayment Penalties	69.8
	WA Months to Reset	4		
	Interest Only Loans	88.0		
	WAM	352		

Groups I through IV Collateral Summary (approximate)

	Aggregate Balance	$ 212,349,437.45	Average Loan Balance	$ 344,723.11
	Gross WAC	4.813	Maximum Loan Balance	$ 3,080,000.00
	Net WAC	4.563	California Concentration	44.8
	WA Gross Margin	2.590	WA Original LTV	71.3
Index:	1 Month LIBOR	0.00%	WA Credit Score	715
	6 Month LIBOR	75.38%	Full/Alt Doc	33.8
	1 Year LIBOR	23.90%	Reduced Doc	17.8
	1 Year CMT	0.72%	Prepayment Penalties	32.5
	WA Months to Reset	39		
	Interest Only Loans	56.2		
	WAM	356		

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Group VA Collateral Summary (approximate)				
	Aggregate Balance	$ 116,914,700.32	Average Loan Balance	$ 333,090.31
	Gross WAC	5.786	Maximum Loan Balance	$ 1,057,600.00
	Net WAC	5.536	California Concentration	44.4
	WA Gross Margin	3.280	WA Original LTV	76.3
Index:	1 Month LIBOR	15.91%	WA Credit Score	697
	6 Month LIBOR	82.71%	Full/Alt Doc	21.4
	1 Year LIBOR	1.38%	Reduced Doc	38.3
	1 Year CMT	0.00%	Prepayment Penalties	56.2
	WA Months to Reset	22		
	Interest Only Loans	41.5		
	WAM	356		

Group VB Collateral Summary (approximate)				
	Aggregate Balance	$ 87,037,967.91	Average Loan Balance	$ 196,031.46
	Gross WAC	6.130	Maximum Loan Balance	$ 600,000.00
	Net WAC	5.880	California Concentration	37.0
	WA Gross Margin	3.393	WA Original LTV	79.6
Index:	1 Month LIBOR	3.19%	WA Credit Score	695
	6 Month LIBOR	96.12%	Full/Alt Doc	20.2
	1 Year LIBOR	0.68%	Reduced Doc	33.4
	1 Year CMT	0.00%	Prepayment Penalties	27.4
	WA Months to Reset	27		
	Interest Only Loans	30.0		
	WAM	356		

Groups VA and VB Collateral Summary (approximate)				
	Aggregate Balance	$ 203,952,668.23	Average Loan Balance	$ 256,544.24
	Gross WAC	5.933	Maximum Loan Balance	$ 1,057,600.00
	Net WAC	5.683	California Concentration	41.3
	WA Gross Margin	3.329	WA Original LTV	77.7
Index:	1 Month LIBOR	10.48%	WA Credit Score	696
	6 Month LIBOR	88.43%	Full/Alt Doc	20.8
	1 Year LIBOR	1.09%	Reduced Doc	36.2
	1 Year CMT	0.00%	Prepayment Penalties	43.9
	WA Months to Reset	24		
	Interest Only Loans	36.6		
	WAM	356		

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation Mortgage Pass-Through Certificates, Series 2004-AR1
Cut-off Date:	July 1, 2004
Closing Date:	On or about July 28, 2004
Investor Settlement Date:	On or about July 30, 2004
Depositor:	Nomura Asset Acceptance Corporation ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicer:	GMAC Mortgage Corporation NAAC will retain the right to terminate the servicer and appoint a successor servicer and/or special servicer meeting parameters more fully described in the Final Offering Documents.
Originators/Sellers:	The Mortgage Loans were primarily acquired from Lydian Private Bank dba Virtual Bank (approximately 18%) and Provident Savings Bank, FSB (approximately 14%), with the remainder (approximately 68%) acquired from other originators, each accounting for no more than 10%.
Trustee/Custodian:	JPMorgan Chase Bank will act solely as trustee and custodian (and not as owner trustee or in any other capacity).
Type of Offering:	The certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Distribution Date:	The 25th day of each month or the next business day, commencing in August 2004.
Certificate Designations:	Class I-A, Class AR and Class AR-L Certificates (the "Group I Certificates") Class II-A Certificates (the "Group II Certificates") Class III-A Certificates (the "Group III Certificates") Class IV-A and Class IV-X Certificates (the "Group IV Certificates") Class V-A-1 Certificates (the "Group VA Certificates") Class V-A-2 and Class V-A-3 Certificates (the "Group VB Certificates"; and together with the Group VA Certificates, the "Group V Senior Certificates") Class V-M-1, Class V-M-2, Class V-M-3 and Class V-X Certificates (the "Group V Subordinate Certificates"; and together with the Group V Senior Certificates, the "Group V Certificates") The Group I Certificates, Group II Certificates, Group III Certificates, Group IV Certificates and Group V Senior Certificates (together, the "Senior Certificates") Class C-B-1, Class C-B-2, Class C-B-3, Class C-B-4, Class C-B-5 and Class C-B-6 Certificates (together, the "Group C-B Certificates") Only the Group I Certificates, Group II Certificates, Group III Certificates, Group IV Certificates, Group V Certificates (other than the Class V-X Certificates) and the Class C-B-1, Class C-B-2 and Class C-B-3 Certificates are

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

offered hereby (together, the "Offered Certificates")

Private Certificates: The Class C-B-4, Class C-B-5, Class C-B-6 and Class V-X Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

Form of Registration: The Offered Certificates, other than the Class AR and Class AR-L Certificates, will be book-entry certificates through DTC, Clearstream and Euroclear. The Class AR and Class AR-L Certificates will be physical certificates.

Prepayment Period: With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.

Accrual Periods: For any distribution date and any class of Offered Certificates, other than the Group V Certificates, the calendar month immediately preceding that distribution date, on the basis of a 360-day year consisting of twelve 30-day months.

For any distribution date and the Group V Certificates, the period commencing on the immediately preceding distribution date (or the Closing Date, in the case of the first accrual period) and ending on the day immediately preceding the related distribution date, on the basis of a 360-day year and the actual number of days elapsed in each accrual period.

Delay Days: For any distribution date and any class of Offered Certificates other than the Group V Certificates, 24 days.

For any distribution date and the Group V Certificates, 0 days.

Optional Termination: On any distribution date on which the aggregate outstanding stated principal balance of the Group I, Group II, Group III and Group IV mortgage loans is less than or equal to 10% of their aggregate Cut-off Date Principal Balance, [TBD] may, but will not be required to, purchase from the trust all remaining Group I, Group II, Group III and Group IV mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group I, Group II, Group III, Group IV and Group C-B Certificates.

On any distribution date on which the aggregate outstanding stated principal balance of the Group VA and Group VB mortgage loans is less than or equal to 10% of their aggregate Cut-off Date Principal Balance, [TBD] may, but will not be required to, purchase from the trust all remaining Group V mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group V Certificates.

Ratings: The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. ("Moody's) and/or Standard & Poor's Ratings Services ("S&P"), with the ratings indicated in the table on page 3.

SMMEA Eligibility: The Offered Certificates, other than the Class C-B-2, Class C-B-3, Class V-M-2 and Class V-M-3 Certificates, will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.

ERISA Considerations: The Offered Certificates, other than the Class AR and Class AR-L Certificates, are expected to be ERISA eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments). The Offered Certificates will represent ownership of regular interests in the related REMIC identified in the pooling and servicing agreement. These certificates will generally be treated as

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

representing ownership of debt for federal income tax purposes. Holders of these certificates will be required to include as income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting, regardless of the certificateholders' usual methods of accounting.

Minimum Denominations: The Offered Certificates, other than the Class AR, Class AR-L and Class IV-X Certificates, will be issued in minimum denominations (by certificate principal balance) of $25,000 and integral multiples of $1 in excess thereof. The Class AR and Class AR-L Certificates will be issued in minimum percentage interests of 20%. The Class IV-X Certificates will be issued in minimum denominations (by notional amount) of $100,000 and integral multiples of $1 in excess thereof.

CREDIT ENHANCEMENT - Groups I, II, III and IV

Subordination

The Group I, Group II, Group III and Group IV Certificates will receive distributions of interest and, if applicable, principal before the Group C-B Certificates are entitled to receive distributions of interest or principal. The Group C-B Certificates, in reverse order of alphanumerical class designation, will absorb most losses on the Group I, II, III and IV mortgage loans prior to the Group I, Group II, Group III and Group IV Certificates. Each class of Group C-B Certificates is subordinate to and provides credit enhancement for each class of Group C-B Certificates with a lower alphanumerical designation.

NOTE: The Group C-B Certificates represent interests in the Group I, II, III and IV mortgage loans; consequently, the Group C-B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in any of these loan groups.

Credit Enhancement Percentages

For any distribution date, the fraction, expressed as a percentage, the numerator of which is the sum of the aggregate certificate principal balance of the Group C-B Certificates after giving effect to payments on such distribution date, and the denominator of which is the aggregate loan balance for the Group I, II, III and IV mortgage loans for such distribution date, calculated after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period.

Initial Expected Group I through IV Credit Enhancement Percentages	
Class	Approximate Expected Initial Credit Enhancement%**
Seniors*	[5.85]
C-B-1	[3.85]
C-B-2	[2.35]
C-B-3	[1.35]
C-B-4	[0.70]
C-B-5	[0.30]
C-B-6	[0.00]

*The Group I, Group II, Group III and Group IV Certificates.

**Subject to a +/- 0.5% variance.

NOTE: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Shifting of interests

Except as described below, the Group I, Group II, Group III and Group IV Certificates (other than the Class IV-X Certificates) will receive 100% of principal prepayments received on the mortgage loans in the related loan group until the seventh anniversary of the first distribution date. During the next four years, the Group I, Group II, Group III and Group IV Certificates (other than the IV-X Certificates) will generally receive a disproportionately large, but decreasing, percentage of principal prepayments received on the mortgage loans in the related loan group. The percentage of principal prepayments payable to the Group I, Group II, Group III and Group IV Certificates (other than the IV-X Certificates) is referred to herein as the "Senior Prepayment Percentage". This will result in a quicker return of principal to these senior certificates and increases the likelihood that holders of these senior certificates will be paid the full amount of principal to which they are entitled.

If the Group C-B Percentage (as described below) before the third anniversary of the first distribution date is greater than or equal to twice the Group C-B Percentage as of the closing date (and certain other rating agency collateral performance requirements are satisfied), then the Group C-B Certificates will receive 50% of their pro rata share of principal prepayments received on the Group I, II, III and IV mortgage loans. If the Group C-B Percentage on or after the third anniversary of the first distribution date is greater than or equal to twice the Group C-B Percentage as of the closing date (and certain rating agency collateral performance requirements are satisfied), then the Group C-B Certificates will receive their pro rata share of principal prepayments received on the Group I, II, III and IV mortgage loans. The "Group C-B Percentage" for any distribution date is the aggregate certificate principal balance of the Group C-B Certificates immediately prior to that distribution date divided by the outstanding aggregate stated principal balance of the Group I, II, III and IV mortgage loans immediately prior to that distribution date.

Cross-collateralization

In certain limited circumstances, principal and interest collected from one or more of the Group I, II, III and IV mortgage loans may be used to pay principal or interest, or both, to the Group I, Group II, Group III and Group IV Certificates (other than the Class IV-X Certificates) unrelated to that loan group(s).

Coverage for excess losses

The Group C-B Certificates will provide limited protection to the classes of certificates of higher relative priority against special hazard losses, bankruptcy losses and fraud losses in excess of certain amounts, as described in the Final Offering Documents.

NOTE: The Group C-B Certificates will be allocated losses from the Groups I, II, III and IV mortgage loans; consequently, disproportionately high special hazard, bankruptcy or fraud losses experienced by one loan group could adversely impact protection to unrelated Group I, Group II, Group III and Group IV Certificates (other than the Class IV-X Certificates) for these types of losses.

CREDIT ENHANCEMENT – Groups VA AND VB

Overcollateralization

The Group VA and Group VB mortgage loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Group V Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Group V Certificates entitled to principal in order to create and maintain the required level of overcollateralization. The overcollateralization will be available to absorb losses on the Group VA and Group VB mortgage loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group VA and Group VB mortgage loans to create and maintain the required level of overcollateralization or to absorb losses on the Group VA and Group VB mortgage loans.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Overcollateralization Amount

For any distribution date, overcollateralization will be equal to the amount, if any, by which (x) the aggregate loan balance of the Group VA and Group VB mortgage loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Group V Certificates after giving effect to payments on such distribution date.

Initial overcollateralization

As of the Closing Date, the overcollateralization amount will be equal to approximately [0.75]% (minimum 0.50%) of the aggregate loan balance of the Group VA and Group VB mortgage loans as of the Cut-off Date.

Targeted overcollateralization amount

For any distribution date prior to the stepdown date, approximately [0.75]% of the aggregate loan balance of the Group VA and Group VB mortgage loans as of the Cut-off Date. For any distribution date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [1.50]% of the aggregate loan balance of the Group VA and Group VB mortgage loans as of the last day of the related due period, or (b) [0.50]% of the aggregate loan balance of the Group VA and Group VB mortgage loans as of the Cut-off Date. For any distribution date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the distribution date immediately preceding such distribution date.

Stepdown date

The earlier of (i) the first distribution date on which the certificate principal balances of the Group V Senior Certificates have been reduced to zero and (ii) later to occur of (a) the distribution date in [August 2007], and (b) the first distribution date on which the senior enhancement percentage is equal to or greater than two times the initial credit enhancement percentage for the Group V Senior Certificates.

Group V credit enhancement percentage

Initial Expected Group V Credit Enhancement Percentages			
Class	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
V-A-1	[5.85]	[5.85]	[11.70]
V-A-2	[5.85]	[5.85]	[11.70]
V-A-3	[5.85]	[5.85]	[11.70]
V-M-1	[3.35]	[3.35]	[6.70]
V-M-2	[1.85]	[1.85]	[3.70]
V-M-3	[0.75]	[0.75]	[1.50]

* Prior to the stepdown date, based on aggregate loan balance as of the Cut-off Date.

**After stepdown date, based on aggregate loan balance as of such date of determination.

NOTE: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Trigger event

A trigger event will occur for any distribution date if either (i) the average of the delinquency rates for each of the three (or one and two, in the case of the first and second distribution dates) immediately preceding months as of the last day of the related due period equals or exceeds [5.25]% or (ii) the cumulative realized losses as a percentage of the original aggregate loan balance on the closing date for such distribution date is greater than the percentage set forth below:

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Trigger Event	
Range of Distribution Dates	Cumulative Loss Percentage
August 2007 - July 2008	[TBD]
August 2008 - July 2009	[TBD]
August 2009 - July 2010	[TBD]
August 2010 - July 2011	[TBD]
August 2011 and thereafter	[TBD]

Delinquency rate

With respect to any distribution date, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Group VA and Group VB mortgage loans 60 or more days delinquent (including all foreclosures and REO properties) as of the last day of the related due period, and the denominator of which is the aggregate loan balance of the Group VA and Group VB mortgage loans as of the last day of the related due period.

Subordination

The Group V Senior Certificates will have a payment priority over the Group V Subordinate Certificates. Each class of Group V Subordinate Certificates will be subordinate to each other class of Group V Subordinate Certificates with a lower numerical designation. Losses on the Group VA and Group VB mortgage loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the Group VA and Group VB mortgage loans will be allocated to the Group V Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Group V Subordinate Certificates has been reduced to zero.

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group VA or Group VB mortgage loans may be used to pay principal or interest, or both, to the Group V Senior Certificates unrelated to that loan group. In addition, each month, certain interest payments equal to one-twelfth of the product of: a) approximately 0.02% and b) the principal balance of the Group II mortgage loans will be allocated to Group V available funds, thereby increasing available excess interest. These interest payments will be added to the Group V available funds concurrently with interest distributions being made on the Group II Certificates.

DISTRIBUTIONS – Groups I, II, III and IV

Available distribution amount

For any distribution date and each of the Group I, Group II, Group III and Group IV mortgage loans, the sum of (i) scheduled payments and advances on the related mortgage loans, net of related servicing, trustee, and insurance fees, as applicable; (ii) insurance and liquidation proceeds, net of unreimbursed liquidation expenses; (iii) principal prepayments received during the related prepayment period, excluding prepayment penalties; (iv) amounts received in respect of a repurchase by the seller, or a purchase by a holder of a subordinate certificate or by the special servicer, as provided in the pooling and servicing agreement, net of advances previously made and other amounts as to which the trustee or the related servicer is entitled to be reimbursed; (v) compensating interest; (vi) subsequent recoveries; and (vii) any amount paid in connection with an optional termination, up to the amount of the par value for the related loan group.

Priority of distributions

Distributions will in general be made to the extent of the available funds for the related loan group in the order and priority as follows:

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

1. First, to the related senior certificates, accrued and unpaid interest at their respective pass-through rates on their respective certificate principal balances, or notional balances, as applicable.
2. Second, to the related senior certificates (other than the Class IV-X Certificates), as principal, the related senior principal distribution amount as described below under the heading "Distribution of Principal," and
3. Third, to each of the Group C-B Certificates, interest and then principal in increasing order of numerical class designation.

Distribution of Principal

The following terms are given the meanings shown below to help describe the Distribution of Principal cashflows on the Group I through IV Certificates (other than the Class IV-X Certificates):

Principal Payment Amount—For any distribution date and each of Group I, Group II, Group III or Group IV, the sum of (i) scheduled principal payments on the mortgage loans in that loan group due on the due date related to that distribution date; (ii) the principal portion of repurchase proceeds received with respect to any mortgage loan in that loan group that was repurchased as permitted or required by the pooling and servicing agreement during the calendar month preceding the month of that distribution date; and (iii) any other unscheduled payments of principal that were received on the mortgage loans in that loan group during the preceding calendar month, other than principal prepayments or liquidation principal.

Principal Prepayment Amount—For any distribution date and each of Group I, Group II, Group III or Group IV, the sum of (i) all principal prepayments in full and in part in that loan group which were received during the applicable prepayment period preceding that distribution date and (ii) all subsequent recoveries related to that loan group received during the calendar month preceding the month of that distribution date.

Senior Liquidation Amount—For any distribution date and for any of Group I, Group II, Group III and Group IV, for each mortgage loan that became a liquidated mortgage loan during the calendar month preceding the month of that distribution date, the lesser of (i) the related senior percentage of the stated principal balance of that mortgage loan and (ii) the related senior prepayment percentage of the liquidation principal with respect to that mortgage loan.

Senior Percentage—For any distribution date and each loan group, the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the senior certificates related to such loan group immediately prior to that distribution date and the denominator of which is the aggregate stated principal balance of the mortgage loans in that loan group as of the first day of the related due period (subject to adjustment for prepayments in full received and distributed in the month prior to that distribution date).

Senior Principal Distribution Amount—generally the sum of (i) the related senior percentage of the principal payment amount for the related mortgage loans; (ii) the related senior prepayment percentage of the principal prepayment amount for the related mortgage loans; and the senior liquidation amount for the related mortgage loans.

Subordinate Liquidation Amount—For any distribution date and Group I, Group II, Group III or Group IV, the excess, if any, of the aggregate liquidation principal for all mortgage loans related to that loan group that became liquidated mortgage loans during the calendar month preceding the month of that distribution date, over the related senior liquidation amount for that distribution date.

Subordinate Percentage—For any distribution date and Group I, Group II, Group III or Group IV, the excess of 100% over the related senior percentage for that distribution date.

Subordinate Prepayment Percentage—For any distribution date and Group I, Group II, Group III or Group IV, the excess of 100% over the related Senior Prepayment Percentage for that distribution date; provided, however, that if the aggregate certificate principal balance of the related senior certificates has been reduced to zero, then the Subordinate Prepayment Percentage for that loan group will equal 100%.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Subordinate Principal Distribution Amount—For any distribution date and Group I, Group II, Group III and Group IV, the sum of the following amounts calculated for each group: (i) the related subordinate percentage of the related principal payment amount; (ii) the related subordinate prepayment percentage of the related principal prepayment amount; and (iii) the related subordinate liquidation amount; less the amount of certain cross-collateralization payments.

On each distribution date, an amount up to the Group I senior principal distribution amount for that distribution date will be first distributed as principal to the Class AR and AR-L Certificates, pro-rata, until the certificate principal balances thereof have been reduced to zero and then as principal to the Class I-A Certificates, until its certificate principal balance has been reduced to zero.

On each distribution date, an amount up to the Group II senior principal distribution amount for that distribution date will be distributed as principal to the Class II-A Certificates, until its certificate principal balance has been reduced to zero.

On each distribution date, an amount up to the Group III senior principal distribution amount for that distribution date will be distributed as principal to the Class III-A Certificates, until its certificate principal balance has been reduced to zero.

On each distribution date, an amount up to the Group IV senior principal distribution amount for that distribution date will be distributed as principal to the Class IV-A Certificates, until its certificate principal balance has been reduced to zero.

On each distribution date, an amount, up to the amount of the subordinate principal distribution amount for that distribution date, will be distributed as principal, to the Group C-B Certificates, to the extent of the aggregate available funds remaining after distribution of interest and principal to the related senior certificates. Each class of the Group C-B Certificates will be entitled to receive its pro rata share, based on its respective certificate principal balance, of the subordinate principal distribution amount. Distributions of principal to the Group C-B Certificates will be made on each distribution date sequentially in the order of their numerical class designation, beginning with the Class C-B-1 Certificates, until each class of Group C-B Certificates has received its respective pro rata share of the subordinate principal distribution amount for that distribution date.

DISTRIBUTIONS – GROUP V

The following terms are given the meanings shown below to help describe the cashflows on the Group V Certificates:

Basis Risk Shortfall —For any class of Group V Certificates (other than the Class V-X Certificates) and any distribution date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the maximum interest rate and (z) [11.00]% over the related Current Interest (as it may have been limited by the applicable Group V Net Funds Cap) for the applicable distribution date; (2) any amount described in clause (1) remaining unpaid from prior distribution dates; and (3) interest on the amount in clause (2) for the related accrual period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the maximum interest rate and (z) [11.00]%.

Carryforward Interest— For any class of Group V Certificates (other than the Class V-X Certificates) and any distribution date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding distribution date and (B) any unpaid Carryforward Interest for such class from previous distribution dates exceeds (y) the amount paid in respect of interest on such class on such immediately preceding distribution date, and (2) interest on such amount for the related accrual period at the applicable pass-through rate.

Current Interest—For any class of Group V Certificates (other than the Class V-X Certificates) and any distribution date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related accrual period; provided, that as to each class of Group V Certificates (other than the Class V-X

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Certificates) the Current Interest will be reduced by a pro rata portion of any interest shortfalls to the extent not covered by excess interest.

Group V Net Funds Cap-- On any distribution date, the Group V, Group VA and Group VB net funds cap will each equal (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related optimal interest remittance amount for such distribution date and (2) 12, and the denominator of which is the aggregate loan balance of the mortgage loans in the related loan group(s) for the immediately preceding distribution date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

Interest remittance amount

For any distribution date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the mortgage loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such distribution date) and curtailments received on the mortgage loans during the related prepayment period, less (x) the applicable expense fees with respect to such mortgage loans and (y) unreimbursed advances and other amounts due to the servicer and the trustee with respect to such mortgage loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such mortgage loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group, (iv) net liquidation proceeds (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the mortgage loans in the related loan group during the related due period, to the extent allocable to interest and (v) excess interest provided by Group II as described under the heading "Cross-collateralization" above.

Maximum Interest Rate

For any distribution date will be an annual rate equal to the weighted average of the rate ceilings (as described in the Final Offering Documents) of the Group V mortgage loans minus the weighted average expense fee rate of the Group V mortgage loans.

Optimal Interest Remittance Amount

For any distribution date will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Group V mortgage loans as of the first day of the related due period divided by (y) 12 and (2) the aggregate loan balance for the immediately preceding distribution date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Group V mortgage loans or were not taken into account in computing the expense fee rate.

Distributions of interest

The pass-through rate for each class of Group V Certificates, other than the Class V-X Certificates, for each distribution date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that distribution date plus the related certificate margin, (ii) the applicable Group V Net Funds Cap, and (iii) [11.00]%.

The amount of interest payable on each distribution date in respect of each class of Group V Certificates will equal the sum of (1) Current Interest for such class due on such distribution date and (2) any Carryforward Interest for such class and distribution date.

With respect to each distribution date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group V Certificates (other than the Class V-X Certificates), such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of monthly excess cashflow" below and from available amounts on deposit in a reserve fund (the "Basis Risk Reserve Fund"). The source of funds on deposit in the Basis Risk Reserve

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Fund will be limited to an initial deposit of $5,000 and amounts that would otherwise be paid on the Class V-X Certificates.

On each distribution date, the interest remittance amount for such distribution date will be paid in the following order of priority:

(1) from the interest remittance amount for Group VA and Group VB, to the Group V Senior Certificates, pro rata based on amounts due, Current Interest and any Carryforward Interest for such class and such distribution date, provided that (a) amounts distributed to the Class V-A-1 Certificates will reduce the interest remittance amount for Group VA before any reduction to the interest remittance amount for Group VB in respect of such distribution, and (b) amounts distributed to the Class V-A-2 and Class V-A-3 Certificates will reduce the interest remittance amount for Group VB before any reduction to the interest remittance amount for Group VA in respect of such distribution;

(2) first, from the interest remittance amount for Group VB and then from the interest remittance amount for Group VA, to the Class V-M-1 Certificates, Current Interest and any Carryforward Interest for such class and such distribution date;

(3) first, from the interest remittance amount for Group VB and then from the interest remittance amount for Group VA, to the Class V-M-2 Certificates, Current Interest and any Carryforward Interest for such class and such distribution date;

(4) first, from the interest remittance amount for Group VB and then from the interest remittance amount for Group VA, to the Class V-M-3 Certificates, Current Interest and any Carryforward Interest for such class and such distribution date;

(5) for application as part of monthly excess cashflow for such distribution date, as described below, any interest remittance amount remaining after application pursuant to clauses (1) through (4) above (such amount, "Monthly Excess Interest") for such distribution date.

Principal remittance amount

For any distribution date and the related loan group, the sum of (i) scheduled principal payments (other than payaheads) and advances on the mortgage loans in the related loan group, net of unreimbursed advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans in the related loan group (to the extent allocable to principal), and the principal portion of payaheads previously received and intended for application in the related due period, (ii) principal prepayments received during the related prepayment period, (iii) amounts received in respect of a repurchase by the seller, or a purchase by a holder of a subordinate certificate or by the special servicer, as provided in the pooling and servicing agreement, net of advances previously made and other amounts as to which the trustee or the related servicer is entitled to be reimbursed, (iv) amounts paid in connection with an optional termination, up to the amount of the par value for the related loan group, (v) the portion of any substitution adjustment amount paid with respect to any deleted mortgage loans during the related due period allocable to principal and (vi) net liquidation proceeds (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) and subsequent recoveries, if any, collected with respect to the mortgage loans in the related loan group during the related due period, to the extent allocable to principal.

Overcollateralization release amount

For any distribution date will be equal to the lesser of (x) the principal remittance amount for such distribution date and (y) the amount, if any, by which (1) the overcollateralization amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the principal remittance amount for such date is applied on such distribution date in reduction of the aggregate of the certificate principal balance of the Group V Certificates, exceeds (2) the targeted overcollateralization amount for such distribution date.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Group VA allocation amount

For any distribution date, the product of the senior principal payment amount for that distribution date and a fraction the numerator of which is the principal remittance amount derived from Group VA and the denominator of which is the principal remittance amount, in each case for that distribution date.

Group VB allocation amount

For any distribution date, the product of the senior principal payment amount for that distribution date and a fraction the numerator of which is the principal remittance amount derived from Group VB and the denominator of which is the principal remittance amount, in each case for that distribution date.

Principal payment amount

For any distribution date and loan Group VA and Group VB will be equal to the principal remittance amount for both loan groups for such date minus the overcollateralization release amount, if any, for such distribution date.

Senior principal payment amount

For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Group V Senior Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [88.30]% and (ii) the aggregate loan balance of the Group VA and Group VB mortgage loans for such distribution date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Group VA and Group VB mortgage loans for such distribution date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Group VA and Group VB mortgage loans as of the Cut-off Date.

Class V-M-1 principal payment amount

For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Group V Senior Certificates, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class V-M-1 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [93.30]% and (ii) the aggregate loan balance for Group VA and Group VB for such distribution date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance for Group VA and Group VB for such distribution date as of the last day of the related due period exceeds (ii) 0.50% of the aggregate loan balance for Group VA and Group VB as of the Cut-off Date.

Class V-M-2 principal payment amount

For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Group V Senior Certificates and the Class V-M-1 Certificates, in each case, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class V-M-2 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [96.30]% and (ii) the aggregate loan balance for Group VA and Group VB for such distribution date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance for Group VA and Group VB for such distribution date as of the last day of the related due period exceeds (ii) 0.50% of the aggregate loan balance for Group VA and Group VB as of the Cut-off Date.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Class V-M-3 principal payment amount

For any distribution date on or after the stepdown date and as long as a trigger event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Group V Senior Certificates, the Class V-M-1 Certificates and the Class V-M-2 Certificates, in each case, after giving effect to payments on such distribution date and (ii) the certificate principal balance of the Class V-M-3 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [98.50]% and (ii) the aggregate loan balance for Group VA and Group VB for such distribution date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance for Group VA and Group VB for such distribution date as of the last day of the related due period exceeds (ii) 0.50% of the aggregate loan balance for Groups VA and Group VB as of the Cut-off Date.

Distributions of principal

The principal payment amount will be paid on each distribution date as follows:

(1) On each distribution date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, the principal payment amount will be paid in the following order of priority:

A) i. from the principal remittance amount for Group VA, first (x) to the Class V-A-1 Certificates, until its certificate principal balance is reduced to zero, and then (y) sequentially, to the Class V-A-2 and Class V-A-3 Certificates, in that order, until their respective certificate principal balances are reduced to zero;

ii. from the principal remittance amount for Group VB, first (x) sequentially, to the Class V-A-2 and Class V-A-3 Certificates, in that order, until their respective certificate principal balances are reduced to zero, and then (y) to the Class V-A-1 Certificates, until its certificate principal balance is reduced to zero;

B) to the Class V-M-1 Certificates, until its certificate principal balance has been reduced to zero;

C) to the Class V-M-2 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class V-M-3 Certificates, until its certificate principal balance has been reduced to zero; and

E) for application as part of monthly excess cashflow for such distribution date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (D) above.

(2) On each distribution date (a) on or after the stepdown date and (b) with respect to which a trigger event is not in effect, the principal payment amount will be paid in the following order of priority:

A) i. the Group VA allocation amount first (x) to the Class V-A-1 Certificates, until its certificate principal balance is reduced to zero, and then (y) sequentially, to the Class V-A-2 and Class V-A-3 Certificates, in that order, until their respective certificate principal balances are reduced to zero; and

ii. the Group VB allocation amount first (x) sequentially, to the Class V-A-2 and Class V-A-3 Certificates, in that order, until their respective certificate principal balances are reduced to zero, and then (y) to the Class V-A-1 Certificates, until its certificate principal balance is reduced to zero;

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

B) to the Class V-M-1 Certificates, the Class V-M-1 principal payment amount for such distribution date, until its certificate principal balance has been reduced to zero;

C) to the Class V-M-2 Certificates, the Class V-M-2 principal payment amount for such distribution date, until its certificate principal balance has been reduced to zero;

D) to the Class V-M-3 Certificates, the Class V-M-3 principal payment amount for such distribution date, until its certificate principal balance has been reduced to zero; and

E) for application as part of monthly excess cashflow for such distribution date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (D) above.

Group VA excess interest amount

For any distribution date, the product of the amount of monthly excess interest required to be distributed on that distribution date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group VA and the denominator of which is the principal remittance amount for Group VA and Group VB, in each case for that distribution date.

Group VB excess interest amount

For any distribution date, the product of the amount of monthly excess interest required to be distributed on that distribution date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group VB and the denominator of which is the principal remittance amount for Group VA and Group VB, in each case for that distribution date.

Distribution of monthly excess cashflow

On each distribution date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the Group V Certificates equals the aggregate loan balance of the Group VA and Group VB mortgage loans for such distribution date minus the targeted overcollateralization amount for such distribution date, on each distribution date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, to the extent of monthly excess interest for such distribution date, to the Group V Certificates, in the following order of priority:

i. (a) the Group VA excess interest amount, first (x) to the Class V-A-1 Certificates, until its certificate principal balance is reduced to zero, and then (y) sequentially, to the Class V-A-2 and Class V-A-3 Certificates, in that order, until their respective certificate principal balances are reduced to zero; and

(b) the Group VB excess interest amount, first (x) sequentially, to the Class V-A-2 and Class V-A-3 Certificates, in that order, until their respective certificate principal balances are reduced to zero, and then (y) to the Class V-A-1 Certificates, until its certificate principal balance is reduced to zero;

ii. to the Class V-M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class V-M-2 Certificates, until its certificate principal balance has been reduced to zero; and

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

iv. to the Class V-M-3 Certificates, until its certificate principal balance has been reduced to zero; and

B) on each distribution date on or after the stepdown date and with respect to which a trigger event is not in effect, to fund any principal distributions required to be made on such distribution date as set forth above, after giving effect to the distribution of the principal payment amount for such date, in accordance with the priorities set forth above;

(2) to the Class V-M-1 Certificates, any deferred amount for such class;

(3) to the Class V-M-2 Certificates, any deferred amount for such class;

(4) to the Class V-M-3 Certificates, any deferred amount for such class;

(5) to the Class V-A-1, Class V-A-2 and Class V-A-3 Certificates, concurrently, any Basis Risk Shortfall for each such class, on a pro rata basis based on the entitlement of each such class;

(6) to the Class V-M-1 Certificates, any Basis Risk Shortfall for such class;

(7) to the Class V-M-2 Certificates, any Basis Risk Shortfall for such class;

(8) to the Class V-M-3 Certificates, any Basis Risk Shortfall for such class;

(9) to the Basis Risk Reserve Fund, any amounts required pursuant to the pooling and servicing agreement to be deposited therein;

(10) to the Class V-X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(11) to the Class AR-L or Class AR Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class AR-L or Class AR Certificates under this clause (11).

Distributions pursuant to subparagraphs (5) through (8) on any distribution date will be made after giving effect to any withdrawals from the Basis Risk Reserve Fund on such date to pay Basis Risk Shortfalls.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

PRICE/YIELD TABLES*

Class I-A Certificates - Run to balloon at the weighted average reset (month 34) / 10% call

Initial Coupon: 4.450%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
99-22	4.493	4.494	4.495	4.495	4.496	4.496	4.497	4.498	4.500	4.503
99-23	4.478	4.478	4.478	4.478	4.478	4.478	4.478	4.477	4.477	4.475
99-24	4.463	4.462	4.462	4.461	4.460	4.459	4.458	4.456	4.453	4.447
99-25	4.448	4.446	4.445	4.444	4.442	4.441	4.439	4.435	4.430	4.419
99-26	4.433	4.430	4.429	4.427	4.424	4.422	4.419	4.413	4.407	4.391
99-27	4.417	4.414	4.412	4.410	4.406	4.404	4.400	4.392	4.384	4.363
99-28	4.402	4.398	4.396	4.393	4.388	4.385	4.380	4.371	4.360	4.335
99-29	4.387	4.382	4.379	4.376	4.370	4.367	4.361	4.350	4.337	4.307
99-30	4.372	4.366	4.363	4.359	4.353	4.348	4.341	4.329	4.314	4.279
99-31	4.357	4.351	4.346	4.342	4.335	4.330	4.322	4.307	4.291	4.251
100-00	4.341	4.335	4.330	4.325	4.317	4.311	4.302	4.286	4.268	4.223
100-01	4.326	4.319	4.313	4.308	4.299	4.293	4.283	4.265	4.245	4.195
100-02	4.311	4.303	4.297	4.291	4.281	4.274	4.264	4.244	4.222	4.167
100-03	4.296	4.287	4.281	4.274	4.263	4.256	4.244	4.223	4.198	4.139
100-04	4.281	4.271	4.264	4.257	4.246	4.238	4.225	4.202	4.175	4.111
100-05	4.266	4.255	4.248	4.240	4.228	4.219	4.205	4.180	4.152	4.084
100-06	4.250	4.239	4.231	4.223	4.210	4.201	4.186	4.159	4.129	4.056
WAL	2.21	2.11	2.04	1.97	1.87	1.81	1.72	1.57	1.44	1.18
Principal Window	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07

Class I-A Certificates - Run to balloon at the weighted average reset (month 34) / NOT TO CALL

Initial Coupon: 4.450%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
99-22	4.493	4.494	4.495	4.495	4.496	4.496	4.497	4.498	4.500	4.503
99-23	4.478	4.478	4.478	4.478	4.478	4.478	4.478	4.477	4.477	4.475
99-24	4.463	4.462	4.462	4.461	4.460	4.459	4.458	4.456	4.453	4.447
99-25	4.448	4.446	4.445	4.444	4.442	4.441	4.439	4.435	4.430	4.419
99-26	4.433	4.430	4.429	4.427	4.424	4.422	4.419	4.413	4.407	4.391
99-27	4.417	4.414	4.412	4.410	4.406	4.404	4.400	4.392	4.384	4.363
99-28	4.402	4.398	4.396	4.393	4.388	4.385	4.380	4.371	4.360	4.335
99-29	4.387	4.382	4.379	4.376	4.370	4.367	4.361	4.350	4.337	4.307
99-30	4.372	4.366	4.363	4.359	4.353	4.348	4.341	4.329	4.314	4.279
99-31	4.357	4.351	4.346	4.342	4.335	4.330	4.322	4.307	4.291	4.251
100-00	4.341	4.335	4.330	4.325	4.317	4.311	4.302	4.286	4.268	4.223
100-01	4.326	4.319	4.313	4.308	4.299	4.293	4.283	4.265	4.245	4.195
100-02	4.311	4.303	4.297	4.291	4.281	4.274	4.264	4.244	4.222	4.167
100-03	4.296	4.287	4.281	4.274	4.263	4.256	4.244	4.223	4.198	4.139
100-04	4.281	4.271	4.264	4.257	4.246	4.238	4.225	4.202	4.175	4.111
100-05	4.266	4.255	4.248	4.240	4.228	4.219	4.205	4.180	4.152	4.084
100-06	4.250	4.239	4.231	4.223	4.210	4.201	4.186	4.159	4.129	4.056
WAL	2.21	2.11	2.04	1.97	1.87	1.81	1.72	1.57	1.44	1.18
Principal Window	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07	Aug04 - May07

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

PRICE/YIELD TABLES* (Cont.)

Class II-A Certificates - Run to balloon at the weighted average reset (month 57) / 10% call

Initial Coupon: 4.777%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
99-18	4.865	4.868	4.870	4.873	4.877	4.880	4.884	4.892	4.903	4.929
99-19	4.853	4.856	4.858	4.860	4.863	4.865	4.868	4.874	4.883	4.902
99-20	4.842	4.844	4.845	4.847	4.849	4.850	4.852	4.856	4.862	4.874
99-21	4.831	4.832	4.833	4.834	4.835	4.835	4.836	4.838	4.842	4.847
99-22	4.820	4.820	4.820	4.820	4.821	4.821	4.821	4.820	4.821	4.820
99-23	4.809	4.809	4.808	4.807	4.806	4.806	4.805	4.803	4.801	4.793
99-24	4.798	4.797	4.796	4.794	4.792	4.791	4.789	4.785	4.780	4.765
99-25	4.787	4.785	4.783	4.781	4.778	4.776	4.773	4.767	4.760	4.738
99-26	4.776	4.773	4.771	4.768	4.764	4.762	4.757	4.749	4.739	4.711
99-27	4.765	4.761	4.758	4.755	4.750	4.747	4.741	4.731	4.719	4.684
99-28	4.754	4.749	4.746	4.742	4.736	4.732	4.725	4.713	4.699	4.657
99-29	4.743	4.737	4.733	4.729	4.722	4.717	4.710	4.695	4.678	4.630
99-30	4.732	4.726	4.721	4.716	4.708	4.703	4.694	4.677	4.658	4.603
99-31	4.721	4.714	4.708	4.703	4.694	4.688	4.678	4.659	4.637	4.576
100-00	4.710	4.702	4.696	4.690	4.680	4.673	4.662	4.642	4.617	4.549
100-01	4.699	4.690	4.684	4.677	4.666	4.659	4.646	4.624	4.597	4.522
100-02	4.688	4.678	4.671	4.664	4.652	4.644	4.630	4.606	4.576	4.495
WAL	3.18	2.95	2.80	2.66	2.47	2.35	2.17	1.91	1.66	1.23
Principal Window	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Jan09	Aug04 - Nov07

Class II-A Certificates - Run to balloon at the weighted average reset (month 57) / NOT TO CALL

Initial Coupon: 4.777%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
99-18	4.865	4.868	4.870	4.873	4.877	4.880	4.884	4.892	4.902	4.923
99-19	4.853	4.856	4.858	4.860	4.863	4.865	4.868	4.874	4.881	4.897
99-20	4.842	4.844	4.845	4.847	4.849	4.850	4.852	4.856	4.861	4.871
99-21	4.831	4.832	4.833	4.834	4.835	4.835	4.836	4.838	4.841	4.846
99-22	4.820	4.820	4.820	4.820	4.821	4.821	4.821	4.820	4.820	4.820
99-23	4.809	4.809	4.808	4.807	4.806	4.806	4.805	4.803	4.800	4.794
99-24	4.798	4.797	4.796	4.794	4.792	4.791	4.789	4.785	4.780	4.768
99-25	4.787	4.785	4.783	4.781	4.778	4.776	4.773	4.767	4.760	4.742
99-26	4.776	4.773	4.771	4.768	4.764	4.762	4.757	4.749	4.739	4.716
99-27	4.765	4.761	4.758	4.755	4.750	4.747	4.741	4.731	4.719	4.690
99-28	4.754	4.749	4.746	4.742	4.736	4.732	4.725	4.713	4.699	4.665
99-29	4.743	4.737	4.733	4.729	4.722	4.717	4.710	4.695	4.679	4.639
99-30	4.732	4.726	4.721	4.716	4.708	4.703	4.694	4.677	4.659	4.613
99-31	4.721	4.714	4.708	4.703	4.694	4.688	4.678	4.659	4.638	4.587
100-00	4.710	4.702	4.696	4.690	4.680	4.673	4.662	4.642	4.618	4.561
100-01	4.699	4.690	4.684	4.677	4.666	4.659	4.646	4.624	4.598	4.536
100-02	4.688	4.678	4.671	4.664	4.652	4.644	4.630	4.606	4.578	4.510
WAL	3.18	2.95	2.80	2.66	2.47	2.35	2.17	1.91	1.68	1.30
Principal Window	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

PRICE/YIELD TABLES* (Cont.)

Class III-A Certificates - Run to balloon at the weighted average reset (month 57) / 10% call

Initial Coupon: 4.977%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-14	4.751	4.731	4.717	4.702	4.679	4.662	4.635	4.585	4.526	4.362
100-15	4.740	4.719	4.705	4.689	4.665	4.647	4.619	4.568	4.506	4.335
100-16	4.729	4.707	4.692	4.676	4.651	4.633	4.603	4.550	4.486	4.308
100-17	4.718	4.696	4.680	4.663	4.637	4.618	4.588	4.532	4.466	4.281
100-18	4.707	4.684	4.668	4.650	4.623	4.603	4.572	4.514	4.445	4.255
100-19	4.696	4.672	4.655	4.637	4.609	4.589	4.556	4.497	4.425	4.228
100-20	4.685	4.660	4.643	4.625	4.595	4.574	4.541	4.479	4.405	4.201
100-21	4.674	4.649	4.630	4.612	4.581	4.559	4.525	4.461	4.385	4.174
100-22	4.663	4.637	4.618	4.599	4.567	4.545	4.509	4.444	4.365	4.147
100-23	4.652	4.625	4.606	4.586	4.553	4.530	4.494	4.426	4.344	4.121
100-24	4.641	4.613	4.593	4.573	4.539	4.516	4.478	4.408	4.324	4.094
100-25	4.630	4.601	4.581	4.560	4.526	4.501	4.462	4.391	4.304	4.067
100-26	4.619	4.590	4.569	4.547	4.512	4.487	4.447	4.373	4.284	4.041
100-27	4.608	4.578	4.557	4.534	4.498	4.472	4.431	4.355	4.264	4.014
100-28	4.598	4.566	4.544	4.521	4.484	4.457	4.415	4.338	4.244	3.987
100-29	4.587	4.555	4.532	4.508	4.470	4.443	4.400	4.320	4.224	3.961
100-30	4.576	4.543	4.520	4.495	4.456	4.428	4.384	4.303	4.204	3.934
WAL	3.17	2.94	2.80	2.66	2.47	2.34	2.17	1.91	1.66	1.23
Principal Window	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Jan09	Aug04 - Nov07

Class III-A Certificates - Run to balloon at the weighted average reset (month 57) / NOT TO CALL

Initial Coupon: 4.977%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-14	4.751	4.731	4.717	4.702	4.679	4.662	4.635	4.585	4.529	4.393
100-15	4.740	4.719	4.705	4.689	4.665	4.647	4.619	4.568	4.509	4.368
100-16	4.729	4.707	4.692	4.676	4.651	4.633	4.603	4.550	4.489	4.342
100-17	4.718	4.696	4.680	4.663	4.637	4.618	4.588	4.532	4.469	4.316
100-18	4.707	4.684	4.668	4.650	4.623	4.603	4.572	4.514	4.449	4.291
100-19	4.696	4.672	4.655	4.637	4.609	4.589	4.556	4.497	4.429	4.265
100-20	4.685	4.660	4.643	4.625	4.595	4.574	4.541	4.479	4.409	4.240
100-21	4.674	4.649	4.630	4.612	4.581	4.559	4.525	4.461	4.389	4.215
100-22	4.663	4.637	4.618	4.599	4.567	4.545	4.509	4.444	4.369	4.189
100-23	4.652	4.625	4.606	4.586	4.553	4.530	4.494	4.426	4.349	4.164
100-24	4.641	4.613	4.593	4.573	4.539	4.516	4.478	4.408	4.329	4.138
100-25	4.630	4.601	4.581	4.560	4.526	4.501	4.462	4.391	4.310	4.113
100-26	4.619	4.590	4.569	4.547	4.512	4.487	4.447	4.373	4.290	4.088
100-27	4.608	4.578	4.557	4.534	4.498	4.472	4.431	4.355	4.270	4.062
100-28	4.598	4.566	4.544	4.521	4.484	4.457	4.415	4.338	4.250	4.037
100-29	4.587	4.555	4.532	4.508	4.470	4.443	4.400	4.320	4.230	4.012
100-30	4.576	4.543	4.520	4.495	4.456	4.428	4.384	4.303	4.210	3.986
WAL	3.17	2.94	2.80	2.66	2.47	2.34	2.17	1.91	1.68	1.30
Principal Window	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09	Aug04 - Apr09

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

PRICE/YIELD TABLES* (Cont.)

Class IV-A Certificates - Run to 10% call

Initial Coupon: 3.437%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
103-08	3.252	3.116	3.019	2.918	2.762	2.651	2.483	2.179	1.859	1.123
103-09	3.245	3.108	3.010	2.909	2.751	2.639	2.469	2.163	1.840	1.098
103-10	3.238	3.100	3.001	2.899	2.740	2.627	2.456	2.147	1.821	1.073
103-11	3.232	3.092	2.992	2.889	2.729	2.615	2.443	2.131	1.803	1.049
103-12	3.225	3.083	2.983	2.879	2.718	2.603	2.429	2.115	1.784	1.024
103-13	3.218	3.075	2.974	2.870	2.707	2.591	2.416	2.099	1.765	0.999
103-14	3.211	3.067	2.966	2.860	2.696	2.579	2.402	2.083	1.747	0.974
103-15	3.204	3.059	2.957	2.850	2.685	2.567	2.389	2.067	1.728	0.949
103-16	3.197	3.051	2.948	2.841	2.674	2.555	2.376	2.051	1.709	0.924
103-17	3.190	3.043	2.939	2.831	2.663	2.543	2.362	2.035	1.691	0.900
103-18	3.183	3.035	2.930	2.821	2.652	2.531	2.349	2.019	1.672	0.875
103-19	3.177	3.027	2.921	2.812	2.641	2.519	2.336	2.004	1.654	0.850
103-20	3.170	3.019	2.913	2.802	2.630	2.507	2.322	1.988	1.635	0.826
103-21	3.163	3.011	2.904	2.792	2.619	2.495	2.309	1.972	1.616	0.801
103-22	3.156	3.003	2.895	2.783	2.608	2.483	2.296	1.956	1.598	0.776
103-23	3.149	2.995	2.886	2.773	2.597	2.472	2.282	1.940	1.579	0.752
103-24	3.142	2.987	2.877	2.763	2.586	2.460	2.269	1.924	1.561	0.727
WAL	5.07	4.23	3.79	3.42	2.97	2.71	2.40	1.98	1.68	1.24
Principal Window	Aug04 - Apr17	Aug04 - May15	Aug04 - Apr14	Aug04 - May13	Aug04 - Apr12	Aug04 - Aug11	Aug04 - Nov10	Aug04 - Oct09	Aug04 - Jan09	Aug04 - Nov07

Class IV-A Certificates - Run to maturity

Initial Coupon: 3.437%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
103-08	3.295	3.172	3.087	2.998	2.857	2.759	2.606	2.333	2.037	1.357
103-09	3.288	3.165	3.078	2.989	2.847	2.748	2.593	2.318	2.020	1.334
103-10	3.282	3.157	3.070	2.980	2.837	2.737	2.581	2.304	2.003	1.311
103-11	3.275	3.150	3.062	2.971	2.826	2.726	2.569	2.289	1.986	1.289
103-12	3.268	3.142	3.054	2.962	2.816	2.715	2.556	2.275	1.969	1.266
103-13	3.262	3.135	3.045	2.953	2.806	2.704	2.544	2.260	1.952	1.243
103-14	3.255	3.127	3.037	2.944	2.796	2.693	2.532	2.246	1.934	1.221
103-15	3.249	3.120	3.029	2.935	2.786	2.682	2.519	2.231	1.917	1.198
103-16	3.242	3.112	3.021	2.926	2.776	2.671	2.507	2.217	1.900	1.175
103-17	3.236	3.105	3.012	2.917	2.765	2.660	2.495	2.202	1.883	1.153
103-18	3.230	3.097	3.004	2.908	2.755	2.649	2.483	2.187	1.866	1.130
103-19	3.223	3.090	2.996	2.899	2.745	2.638	2.470	2.173	1.849	1.107
103-20	3.217	3.082	2.988	2.890	2.735	2.627	2.458	2.158	1.833	1.085
103-21	3.210	3.075	2.979	2.881	2.725	2.616	2.446	2.144	1.816	1.062
103-22	3.204	3.067	2.971	2.872	2.715	2.605	2.434	2.129	1.799	1.039
103-23	3.197	3.060	2.963	2.863	2.705	2.594	2.422	2.115	1.782	1.017
103-24	3.191	3.052	2.955	2.854	2.695	2.583	2.409	2.101	1.765	0.994
WAL	5.50	4.63	4.16	3.76	3.27	3.00	2.65	2.19	1.85	1.36
Principal Window	Aug04 - May34	Aug04 - May34	Aug04 - May34	Aug04 - May34	Aug04 - May34	Aug04 - May34	Aug04 - May34	Aug04 - May34	Aug04 - Apr34	Aug04 - Aug33

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

BOND PROFILES*

Class C-B-1, Class C-B-2 & Class C-B-3 Certificates – Run to balloon at the weighted average reset (month 39) / 10% call

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	3.20	3.20	3.20	3.19	3.16	3.13	3.08	2.97	2.85	2.59
Principal Window	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07

Class C-B-1, Class C-B-2 & Class C-B-3 Certificates – Run to balloon at the weighted average reset (month 39) / NOT TO CALL

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	3.20	3.20	3.20	3.19	3.16	3.13	3.08	2.97	2.85	2.59
Principal Window	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07	Aug04 - Oct07

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

DISCOUNT MARGIN TABLES*

Class V-A-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	38.0	38.0	38.0	38.0	38.0	38.0	38.0	38.0	38.0	38.0
WAL	4.87	4.09	3.67	3.33	2.91	2.66	2.36	1.96	1.64	1.19
Principal Window	Aug04 - Feb17	Aug04 - Mar15	Aug04 - Feb14	Aug04 - Apr13	Aug04 - Mar12	Aug04 - Jul11	Aug04 - Oct10	Aug04 - Oct09	Aug04 - Dec08	Aug04 - Nov07

Class V-A-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	40.3	40.5	40.6	40.7	40.8	40.9	40.9	41.0	41.1	41.0
WAL	5.25	4.43	3.99	3.62	3.16	2.91	2.58	2.14	1.80	1.30
Principal Window	Aug04 - Jul29	Aug04 - Nov26	Aug04 - Feb25	Aug04 - Jul23	Aug04 - Jun21	Aug04 - Mar20	Aug04 - Jul18	Aug04 - May16	Aug04 - Aug14	Aug04 - Jan12

Class V-A-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0
WAL	2.90	2.42	2.17	1.96	1.71	1.56	1.38	1.14	0.97	0.73
Principal Window	Aug04 - Jan12	Aug04 - Oct10	Aug04 - Mar10	Aug04 - Aug09	Aug04 - Dec08	Aug04 - Aug08	Aug04 - Mar08	Aug04 - May07	Aug04 - Dec06	Aug04 - Apr06

Class V-A-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0	22.0
WAL	2.90	2.42	2.17	1.96	1.71	1.56	1.38	1.14	0.97	0.73
Principal Window	Aug04 - Jan12	Aug04 - Oct10	Aug04 - Mar10	Aug04 - Aug09	Aug04 - Dec08	Aug04 - Aug08	Aug04 - Mar08	Aug04 - May07	Aug04 - Dec06	Aug04 - Apr06

Class V-A-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	52.0	52.0	52.0	52.0	52.0	52.0	52.0	52.0	52.0	52.0
WAL	10.75	9.07	8.15	7.41	6.48	5.94	5.29	4.40	3.65	2.58
Principal Window	Jan12 - Feb17	Oct10 - Mar15	Mar10 - Feb14	Aug09 - Apr13	Dec08 - Mar12	Aug08 - Jul11	Mar08 - Oct10	May07 - Oct09	Dec06 - Dec08	Apr06 - Nov07

Class V-A-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	57.3	57.7	57.9	58.0	58.2	58.4	58.4	58.5	58.9	58.8
WAL	12.30	10.44	9.44	8.58	7.52	6.92	6.16	5.12	4.28	3.01
Principal Window	Jan12 - Jun29	Oct10 - Nov26	Mar10 - Feb25	Aug09 - Jul23	Dec08 - May21	Aug08 - Feb20	Mar08 - Jul18	May07 - Apr16	Dec06 - Aug14	Apr06 - Jan12

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

DISCOUNT MARGIN TABLES* (Cont.)

Class V-M-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0
WAL	8.33	7.01	6.30	5.74	5.07	4.72	4.32	3.88	3.62	3.32
Principal Window	Jul08 - Feb17	Nov07 - Mar15	Aug07 - Feb14	Aug07 - Apr13	Aug07 - Mar12	Aug07 - Jul11	Sep07 - Oct10	Sep07 - Oct09	Oct07 - Dec08	Nov07 - Nov07

Class V-M-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	62.1	62.2	62.3	62.3	62.3	62.4	62.4	62.2	62.2	64.3
WAL	8.77	7.39	6.65	6.05	5.35	4.99	4.56	4.07	3.79	3.65
Principal Window	Jul08 - Apr21	Nov07 - Oct18	Aug07 - Jun17	Aug07 - May16	Aug07 - Nov14	Aug07 - Feb14	Sep07 - Jan13	Sep07 - Aug11	Oct07 - Aug10	Dec07 - Jan09

Class V-M-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	135.0	135.0	135.0	135.0	135.0	135.0	135.0	135.0	135.0	135.0
WAL	8.26	6.95	6.25	5.68	5.02	4.67	4.26	3.80	3.51	3.29
Principal Window	Jul08 - Feb17	Nov07 - Mar15	Aug07 - Feb14	Aug07 - Apr13	Aug07 - Mar12	Aug07 - Jul11	Aug07 - Oct10	Aug07 - Oct09	Sep07 - Dec08	Oct07 - Nov07

Class V-M-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	135.4	135.4	135.4	135.4	135.4	135.5	135.4	135.4	135.4	135.4
WAL	8.35	7.01	6.31	5.74	5.07	4.72	4.30	3.83	3.54	3.31
Principal Window	Jul08 - Aug18	Nov07 - Jun16	Aug07 - Apr15	Aug07 - May14	Aug07 - Feb13	Aug07 - Jun12	Aug07 - Jul11	Aug07 - Jun10	Sep07 - Jul09	Oct07 - Apr08

Class V-M-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	175.0	175.0	175.0	175.0	175.0	175.0	175.0	175.0	175.0	175.0
WAL	7.24	6.06	5.45	4.95	4.38	4.08	3.73	3.35	3.17	3.12
Principal Window	Jul08 - Aug15	Nov07 - Nov13	Aug07 - Dec12	Aug07 - Mar12	Aug07 - Mar11	Aug07 - Sep10	Aug07 - Dec09	Aug07 - Feb09	Aug07 - Jun08	Aug07 - Oct07

Class V-M-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100.00000	175.0	175.0	175.0	175.0	175.0	175.0	175.0	175.0	175.0	175.0
WAL	7.24	6.06	5.45	4.95	4.38	4.08	3.73	3.35	3.17	3.12
Principal Window	Jul08 - Aug15	Nov07 - Nov13	Aug07 - Dec12	Aug07 - Mar12	Aug07 - Mar11	Aug07 - Sep10	Aug07 - Dec09	Aug07 - Feb09	Aug07 - Jun08	Aug07 - Oct07

*LIBOR_1MO	1.279
LIBOR_6MO	1.919
LIBOR_1YR	2.500
CMT_1YR	2.096

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

NET FUNDS CAP

Group VA*

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Aug-04	26	5.54	6.39
2	25-Sep-04	31	6.76	6.55
3	25-Oct-04	30	6.76	6.76
4	25-Nov-04	31	6.76	6.55
5	25-Dec-04	30	6.76	6.76
6	25-Jan-05	31	6.76	6.55
7	25-Feb-05	31	6.76	6.55
8	25-Mar-05	28	6.77	7.25
9	25-Apr-05	31	6.77	6.55
10	25-May-05	30	6.77	6.77
11	25-Jun-05	31	6.77	6.55
12	25-Jul-05	30	6.77	6.77
13	25-Aug-05	31	6.77	6.55
14	25-Sep-05	31	6.77	6.55
15	25-Oct-05	30	6.77	6.77
16	25-Nov-05	31	6.77	6.55
17	25-Dec-05	30	6.77	6.77
18	25-Jan-06	31	6.92	6.70
19	25-Feb-06	31	7.19	6.96
20	25-Mar-06	28	7.29	7.81
21	25-Apr-06	31	7.43	7.19
22	25-May-06	30	7.91	7.91
23	25-Jun-06	31	8.40	8.13
24	25-Jul-06	30	8.70	8.70
25	25-Aug-06	31	8.79	8.51
26	25-Sep-06	31	8.83	8.54
27	25-Oct-06	30	8.87	8.87
28	25-Nov-06	31	9.03	8.74
29	25-Dec-06	30	9.20	9.20
30	25-Jan-07	31	9.39	9.09
31	25-Feb-07	31	9.54	9.23
32	25-Mar-07	28	9.60	10.28
33	25-Apr-07	31	9.66	9.35
34	25-May-07	30	9.89	9.89
35	25-Jun-07	31	10.21	9.88
36	25-Jul-07	30	10.33	10.33
37	25-Aug-07	31	10.41	10.07
38	25-Sep-07	31	10.42	10.09
39	25-Oct-07	30	10.43	10.43
40	25-Nov-07	31	10.51	10.17
41	25-Dec-07	30	10.65	10.65
42	25-Jan-08	31	10.75	10.41
43	25-Feb-08	31	10.78	10.43
44	25-Mar-08	29	10.78	11.16
45	25-Apr-08	31	10.79	10.44
46	25-May-08	30	10.81	10.81
47	25-Jun-08	31	10.85	10.50
48	25-Jul-08	30	10.86	10.86
49	25-Aug-08	31	10.86	10.51
50	25-Sep-08	31	10.86	10.51
51	25-Oct-08	30	10.86	10.86
52	25-Nov-08	31	10.87	10.52
53	25-Dec-08	30	10.92	10.92
54	25-Jan-09	31	11.02	10.67
55	25-Feb-09	31	11.10	10.75
56	25-Mar-09	28	11.12	11.91
57	25-Apr-09	31	11.15	10.79
58	25-May-09	30	11.21	11.21
59	25-Jun-09	31	11.28	10.92
60	25-Jul-09	30	11.31	11.31
61	25-Aug-09	31	11.31	10.94
62	25-Sep-09	31	11.31	10.94
63	25-Oct-09	30	11.31	11.31
64	25-Nov-09	31	11.31	10.94
65	25-Dec-09	30	11.31	11.31
66	25-Jan-10	31	11.31	10.94
67	25-Feb-10	31	11.31	10.95
68	25-Mar-10	28	11.31	12.12
69	25-Apr-10	31	11.31	10.95
70	25-May-10	30	11.31	11.31
71	25-Jun-10	31	11.31	10.95
72	25-Jul-10	30	11.31	11.31

*Assumes each underlying collateral index remains constant at 20.00%.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

NET FUNDS CAP (Cont.)

Group VB*

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Aug-04	26	5.88	6.78	37	25-Aug-07	31	10.01	9.69
2	25-Sep-04	31	6.15	5.95	38	25-Sep-07	31	10.03	9.71
3	25-Oct-04	30	6.15	6.15	39	25-Oct-07	30	10.05	10.05
4	25-Nov-04	31	6.15	5.95	40	25-Nov-07	31	10.11	9.78
5	25-Dec-04	30	6.15	6.15	41	25-Dec-07	30	10.21	10.21
6	25-Jan-05	31	6.15	5.95	42	25-Jan-08	31	10.22	9.89
7	25-Feb-05	31	6.15	5.95	43	25-Feb-08	31	10.24	9.91
8	25-Mar-05	28	6.15	6.59	44	25-Mar-08	29	10.25	10.61
9	25-Apr-05	31	6.15	5.95	45	25-Apr-08	31	10.27	9.94
10	25-May-05	30	6.15	6.15	46	25-May-08	30	10.31	10.31
11	25-Jun-05	31	6.15	5.95	47	25-Jun-08	31	10.35	10.02
12	25-Jul-05	30	6.15	6.15	48	25-Jul-08	30	10.36	10.36
13	25-Aug-05	31	6.15	5.95	49	25-Aug-08	31	10.36	10.02
14	25-Sep-05	31	6.15	5.95	50	25-Sep-08	31	10.36	10.03
15	25-Oct-05	30	6.15	6.15	51	25-Oct-08	30	10.36	10.36
16	25-Nov-05	31	6.15	5.95	52	25-Nov-08	31	10.38	10.05
17	25-Dec-05	30	6.15	6.15	53	25-Dec-08	30	10.42	10.42
18	25-Jan-06	31	6.38	6.18	54	25-Jan-09	31	10.51	10.17
19	25-Feb-06	31	6.63	6.42	55	25-Feb-09	31	10.62	10.28
20	25-Mar-06	28	6.70	7.18	56	25-Mar-09	28	10.65	11.41
21	25-Apr-06	31	6.89	6.67	57	25-Apr-09	31	10.67	10.32
22	25-May-06	30	7.35	7.35	58	25-May-09	30	10.74	10.74
23	25-Jun-06	31	8.10	7.84	59	25-Jun-09	31	11.15	10.79
24	25-Jul-06	30	8.22	8.22	60	25-Jul-09	30	11.17	11.17
25	25-Aug-06	31	8.30	8.03	61	25-Aug-09	31	11.17	10.81
26	25-Sep-06	31	8.32	8.05	62	25-Sep-09	31	11.17	10.81
27	25-Oct-06	30	8.39	8.39	63	25-Oct-09	30	11.17	11.17
28	25-Nov-06	31	8.55	8.27	64	25-Nov-09	31	11.17	10.81
29	25-Dec-06	30	8.79	8.79	65	25-Dec-09	30	11.18	11.18
30	25-Jan-07	31	8.92	8.63	66	25-Jan-10	31	11.18	10.82
31	25-Feb-07	31	9.03	8.74	67	25-Feb-10	31	11.18	10.82
32	25-Mar-07	28	9.11	9.76	68	25-Mar-10	28	11.18	11.98
33	25-Apr-07	31	9.22	8.92	69	25-Apr-10	31	11.18	10.82
34	25-May-07	30	9.48	9.48	70	25-May-10	30	11.18	11.18
35	25-Jun-07	31	9.92	9.60	71	25-Jun-10	31	11.18	10.82
36	25-Jul-07	30	9.96	9.96	72	25-Jul-10	30	11.18	11.18

*Assumes each underlying collateral index remains constant at 20.00%.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

NET FUNDS CAP (Cont.)

Group V*

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Aug-04	26	5.68	6.56	37	25-Aug-07	31	10.24	9.91
2	25-Sep-04	31	6.50	6.29	38	25-Sep-07	31	10.25	9.92
3	25-Oct-04	30	6.50	6.50	39	25-Oct-07	30	10.26	10.26
4	25-Nov-04	31	6.50	6.29	40	25-Nov-07	31	10.34	10.01
5	25-Dec-04	30	6.50	6.50	41	25-Dec-07	30	10.47	10.47
6	25-Jan-05	31	6.50	6.29	42	25-Jan-08	31	10.53	10.19
7	25-Feb-05	31	6.50	6.29	43	25-Feb-08	31	10.55	10.21
8	25-Mar-05	28	6.50	6.97	44	25-Mar-08	29	10.56	10.92
9	25-Apr-05	31	6.50	6.29	45	25-Apr-08	31	10.57	10.23
10	25-May-05	30	6.50	6.50	46	25-May-08	30	10.60	10.60
11	25-Jun-05	31	6.50	6.29	47	25-Jun-08	31	10.64	10.29
12	25-Jul-05	30	6.50	6.50	48	25-Jul-08	30	10.64	10.64
13	25-Aug-05	31	6.50	6.29	49	25-Aug-08	31	10.65	10.31
14	25-Sep-05	31	6.50	6.29	50	25-Sep-08	31	10.65	10.31
15	25-Oct-05	30	6.50	6.50	51	25-Oct-08	30	10.65	10.65
16	25-Nov-05	31	6.50	6.29	52	25-Nov-08	31	10.66	10.32
17	25-Dec-05	30	6.50	6.50	53	25-Dec-08	30	10.71	10.71
18	25-Jan-06	31	6.69	6.48	54	25-Jan-09	31	10.81	10.46
19	25-Feb-06	31	6.95	6.73	55	25-Feb-09	31	10.90	10.55
20	25-Mar-06	28	7.04	7.54	56	25-Mar-09	28	10.92	11.70
21	25-Apr-06	31	7.20	6.97	57	25-Apr-09	31	10.94	10.59
22	25-May-06	30	7.67	7.67	58	25-May-09	30	11.01	11.01
23	25-Jun-06	31	8.27	8.00	59	25-Jun-09	31	11.23	10.86
24	25-Jul-06	30	8.49	8.49	60	25-Jul-09	30	11.25	11.25
25	25-Aug-06	31	8.58	8.31	61	25-Aug-09	31	11.25	10.89
26	25-Sep-06	31	8.61	8.33	62	25-Sep-09	31	11.25	10.89
27	25-Oct-06	30	8.67	8.67	63	25-Oct-09	30	11.25	11.25
28	25-Nov-06	31	8.82	8.54	64	25-Nov-09	31	11.25	10.89
29	25-Dec-06	30	9.03	9.03	65	25-Dec-09	30	11.25	11.25
30	25-Jan-07	31	9.19	8.89	66	25-Jan-10	31	11.25	10.89
31	25-Feb-07	31	9.32	9.02	67	25-Feb-10	31	11.25	10.89
32	25-Mar-07	28	9.39	10.06	68	25-Mar-10	28	11.25	12.06
33	25-Apr-07	31	9.47	9.17	69	25-Apr-10	31	11.25	10.89
34	25-May-07	30	9.72	9.72	70	25-May-10	30	11.25	11.25
35	25-Jun-07	31	10.09	9.76	71	25-Jun-10	31	11.25	10.89
36	25-Jul-07	30	10.18	10.18	72	25-Jul-10	30	11.25	11.25

*Assumes each underlying collateral index remains constant at 20.00%.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

COLLATERAL STRATIFICATIONS – Groups I, II, III & IV

Summary Statistics

	Group I	Group II	Group III	Group IV	Groups I-IV
Count	112	113	273	118	616
Scheduled Balance	41,188,784.85	58,335,764.14	59,227,573.40	53,597,315.06	212,349,437.45
Avg. Scheduled Balance	367,757.01	516,245.70	216,950.82	454,214.53	344,723.11
Min Scheduled Balance	75,916.03	341,600.00	65,000.00	72,986.66	65,000.00
Max Scheduled Balance	999,000.00	1,000,000.00	427,150.00	3,080,000.00	3,080,000.00
Wgt. Avg. Gross Rate	4.700	5.047	5.227	4.187	4.813
Wgt. Avg. Net Rate	4.450	4.797	4.977	3.937	4.563
Wgt. Avg. Gross Margin	2.421	2.495	2.553	2.863	2.590
Wgt. Avg. Remaining Term	358	357	357	352	356
Wgt. Avg. Original Term	360	360	360	360	360
Wgt. Avg. Months to Roll	34	57	57	4	39
Wgt. Avg. Seasoning	2	3	3	8	4
Wgt. Avg. Original LTV	71.84	71.56	70.91	70.91	71.27
Wgt. Avg. FICO	715	719	711	716	715
Wgt. Avg. Initial Cap	2.682	5.236	5.302	1.097	3.714
Wgt. Avg. Periodic Cap	1.417	1.758	1.692	1.047	1.494
Wgt. Avg. Maximum Rate	10.093	10.334	10.745	10.156	10.357

Rate Index

Index	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I-V (%)
Libor - 1 Month	0.00	0.00	0.00	0.00	0.00
Libor - 6 Month	62.75	53.43	83.50	100.00	75.38
Libor - 1 Year	36.60	45.05	15.88	0.00	23.90
Treasury- 1 Year	0.64	1.52	0.62	0.00	0.72
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Months to Next Rate Adjustment Date

Months	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
1	0.00	0.00	0.00	6.16	1.56
2	0.00	0.00	0.00	7.06	1.78
3	0.00	0.00	0.00	27.52	6.95
4	0.00	0.00	0.00	23.28	5.87
5	0.00	0.00	0.00	20.72	5.23
6	0.00	0.00	0.00	12.75	3.22
9	0.00	0.00	0.00	0.60	0.15
13	0.00	0.00	0.00	0.14	0.03
14	0.00	0.00	0.00	0.84	0.21
16	0.00	0.00	0.00	0.93	0.24
30	6.76	0.00	0.00	0.00	1.31
31	4.90	0.00	0.00	0.00	0.95
32	6.43	0.00	0.00	0.00	1.25
33	10.04	0.00	0.00	0.00	1.95
34	53.09	0.00	0.00	0.00	10.30
35	18.78	0.00	0.00	0.00	3.64
48	0.00	0.00	0.41	0.00	0.11
50	0.00	0.80	0.00	0.00	0.22
52	0.00	1.89	2.59	0.00	1.24
53	0.00	4.57	12.03	0.00	4.61
54	0.00	4.54	6.92	0.00	3.18
55	0.00	3.79	1.36	0.00	1.42
56	0.00	3.04	3.48	0.00	1.81
57	0.00	15.88	15.90	0.00	8.80
58	0.00	49.28	50.14	0.00	27.52
59	0.00	16.23	7.17	0.00	6.46
Total:	100	100	100	100	100

Current Mortgage Rates

(%)	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
2.751 - 3.000	0.00	0.00	0.00	0.63	0.16
3.001 - 3.250	0.97	0.00	0.00	0.69	0.36
3.251 - 3.500	2.96	0.00	0.00	3.36	1.42
3.501 - 3.750	4.38	0.00	0.19	6.54	2.55
3.751 - 4.000	1.69	2.82	1.00	36.52	10.60
4.001 - 4.250	9.50	5.55	4.39	14.58	8.27
4.251 - 4.500	15.20	10.38	9.35	27.28	15.29
4.501 - 4.750	12.80	17.23	11.66	7.04	12.24
4.751 - 5.000	26.71	22.59	11.59	0.86	14.84
5.001 - 5.250	21.42	9.87	15.42	0.00	11.17
5.251 - 5.500	4.36	9.86	16.48	0.00	8.15
5.501 - 5.750	0.00	8.72	11.73	0.14	5.70
5.751 - 6.000	0.00	10.04	11.34	0.35	6.01
6.001 - 6.250	0.00	2.95	6.86	0.00	2.72
6.251 - 6.500	0.00	0.00	0.00	1.20	0.30
6.501 - 6.750	0.00	0.00	0.00	0.60	0.15
7.501 - 7.750	0.00	0.00	0.00	0.23	0.06
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Scheduled Balances

($)	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
0.01 - 100,000.00	0.37	0.00	2.55	0.14	0.82
100,000.01 - 200,000.00	6.33	0.00	25.14	5.26	9.57
200,000.01 - 300,000.00	17.24	0.00	47.43	13.44	19.97
300,000.01 - 400,000.00	26.18	22.04	24.16	16.43	22.02
400,000.01 - 500,000.00	12.74	27.76	0.72	13.36	13.67
500,000.01 - 600,000.00	10.70	18.07	0.00	9.20	9.36
600,000.01 - 700,000.00	7.59	10.98	0.00	9.71	6.94
700,000.01 - 800,000.00	5.49	5.29	0.00	0.00	2.52
800,000.01 - 900,000.00	6.20	7.30	0.00	4.69	4.39
900,000.01 - 1,000,000.00	7.15	8.57	0.00	5.51	5.13
1,200,000.01 - 1,300,000.00	0.00	0.00	0.00	2.38	0.60
1,300,000.01 - 1,400,000.00	0.00	0.00	0.00	4.99	1.26
1,400,000.01 - 1,500,000.00	0.00	0.00	0.00	2.79	0.70
1,600,000.01 - 1,700,000.00	0.00	0.00	0.00	3.15	0.80
1,700,000.01 - 1,800,000.00	0.00	0.00	0.00	3.19	0.81
3,000,000.01 - 3,100,000.00	0.00	0.00	0.00	5.75	1.45
Total:	100.00	100.00	100.00	100.00	100.00

Geographic Distribution

State	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
CA	70.03	52.69	31.69	31.49	44.85
MA	4.73	17.60	20.19	3.11	12.17
FL	0.97	4.09	3.18	25.01	8.51
NY	12.34	5.06	7.61	2.95	6.65
SC	1.49	6.22	7.77	0.00	4.58
NJ	2.65	4.55	8.34	0.00	4.31
IL	0.00	0.00	0.00	7.15	2.37
CT	3.10	1.71	0.00	0.00	1.73
VA	0.00	1.33	1.89	3.04	1.66
MN	0.00	0.00	4.98	0.00	1.39
Other	4.69	6.75	14.35	27.25	11.79
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Gross Margin

(%)	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
2.001 - 2.250	71.92	66.11	55.60	0.93	47.86
2.251 - 2.500	6.16	1.48	5.46	0.00	3.13
2.501 - 2.750	16.11	17.73	20.69	72.79	32.14
2.751 - 3.000	0.18	2.95	6.38	10.05	5.16
3.001 - 3.250	3.86	6.86	5.99	14.21	7.89
3.251 - 3.500	0.50	0.65	1.28	1.20	0.93
3.501 - 3.750	0.00	4.21	2.73	0.00	1.92
3.751 - 4.000	0.00	0.00	0.80	0.00	0.22
4.001 - 4.250	0.00	0.00	0.44	0.00	0.12
4.251 - 4.500	0.00	0.00	0.00	0.60	0.15
4.501 - 4.750	0.00	0.00	0.00	0.23	0.06
4.751 - 5.000	1.26	0.00	0.21	0.00	0.30
5.251 - 5.500	0.00	0.00	0.41	0.00	0.11
Total:	100.00	100.00	100.00	100.00	100.00

Maximum Rate

(%)	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
8.251 - 8.500	2.42	0.00	0.00	0.00	0.47
8.751 - 9.000	0.00	2.82	0.55	0.63	1.09
9.001 - 9.250	2.94	4.82	3.17	3.25	3.60
9.251 - 9.500	4.88	9.40	5.08	3.76	5.89
9.501 - 9.750	10.22	13.01	4.42	17.28	11.15
9.751 - 10.000	24.69	14.77	3.34	23.40	15.68
10.001 - 10.250	26.92	9.21	7.78	13.64	13.37
10.251 - 10.500	14.52	8.53	12.54	27.56	15.61
10.501 - 10.750	6.95	7.79	14.22	7.04	9.23
10.751 - 11.000	3.71	13.94	15.30	0.35	8.90
11.001 - 11.250	2.02	2.08	12.88	0.00	4.55
11.251 - 11.500	0.71	2.31	8.22	1.20	3.37
11.501 - 11.750	0.00	5.15	4.93	0.73	2.98
11.751 - 12.000	0.00	3.92	4.73	0.00	2.40
12.001 - 12.250	0.00	2.26	2.85	0.00	1.42
12.501 - 12.750	0.00	0.00	0.00	0.23	0.06
15.251 - 15.500	0.00	0.00	0.00	0.93	0.24
Total:	100.00	100.00	100.00	100.00	100.00

Credit Score

FICO Score	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
580 - 619	0.00	0.00	0.33	0.00	0.09
620 - 659	9.44	7.16	12.80	4.54	8.51
660 - 699	23.98	31.50	27.62	32.87	29.30
700 - 729	27.14	21.72	23.91	30.21	25.53
730 >=	39.44	39.62	35.35	32.37	36.57
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Property Type

Type	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
Single Family Residence	59.86	64.23	62.79	64.86	63.14
2-4 Family	4.26	3.65	14.48	10.57	8.54
Condo	10.92	5.23	12.10	4.35	8.03
Coop	0.00	0.00	0.61	0.00	0.17
PUD	24.96	26.89	10.02	20.22	20.13
Total:	100.00	100.00	100.00	100.00	100.00

Occupancy Status

Status	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
Owner-Occupied	89.58	89.99	76.82	69.78	81.14
Second Home	2.37	3.86	3.31	5.00	3.70
Investor	8.05	6.15	19.87	25.22	15.16
Total:	100.00	100.00	100.00	100.00	100.00

Loan Purpose

Purpose	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
Purchase	54.61	46.87	47.14	34.81	45.40
Rate/Term Refi	18.67	27.37	21.18	19.90	22.07
Cash Out/ Equity Refi	26.72	25.76	31.68	45.30	32.53
Total:	100.00	100.00	100.00	100.00	100.00

Original Loan to Value Ratio

(%)	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
<= 50.00	9.13	4.66	9.98	3.32	6.68
50.01 - 55.00	2.02	2.32	4.62	1.00	2.57
55.01 - 60.00	8.03	4.64	3.66	7.94	5.86
60.01 - 65.00	4.42	14.52	9.56	21.11	12.84
65.01 - 70.00	9.09	13.11	10.77	19.68	13.34
70.01 - 75.00	9.70	17.62	9.43	13.35	12.72
75.01 - 80.00	55.70	41.28	44.69	27.83	41.63
80.01 - 85.00	0.00	0.00	1.77	0.37	0.59
85.01 - 90.00	1.91	1.06	3.70	2.88	2.42
90.01 - 95.00	0.00	0.00	1.26	2.52	0.99
95.01 - 100.00	0.00	0.77	0.55	0.00	0.36
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Documentation Type

Documentation	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
Full (I-A)	24.50	30.96	35.99	40.07	33.41
Alternate	0.64	0.66	0.18	0.00	0.36
Reduced with VOA (A-SI)	31.54	20.91	21.40	0.00	17.83
No Ratio (A-NI)	7.33	21.55	21.81	3.68	14.35
None (NI-NA)	10.54	7.08	15.01	6.48	9.81
Stated/Stated with Vvoe	25.45	18.84	5.62	49.77	24.24
Total:	100.00	100.00	100.00	100.00	100.00

Original Term

Months	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
301 - 360	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00

Remaining Term

Months	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
301 - 360	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00

Seasoning

Months	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
1-5	93.24	88.21	78.05	30.91	71.89
6-10	6.76	11.79	21.54	49.99	23.18
11-15	0.00	0.00	0.41	14.84	3.86
16-20	0.00	0.00	0.00	4.26	1.07
Total:	100.00	100.00	100.00	100.00	100.00

Initial Rate Cap

(%)	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
1.000	0.00	0.00	0.41	96.56	24.49
2.000	37.25	0.86	5.72	0.00	9.06
2.250	1.26	0.00	0.00	0.00	0.25
3.000	59.36	0.89	0.65	2.51	12.57
5.000	0.00	70.32	42.74	0.00	31.24
5.375	0.00	0.00	0.43	0.00	0.12
6.000	2.13	27.93	49.74	0.93	22.19
6.375	0.00	0.00	0.30	0.00	0.08
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Interest Only Period

Months	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
0	52.75	52.12	58.12	12.04	43.80
36	46.50	0.00	0.00	0.00	9.02
60	0.00	28.23	19.31	35.64	22.14
120	0.75	18.83	22.57	52.32	24.82
240	0.00	0.82	0.00	0.00	0.23
Total:	100.00	100.00	100.00	100.00	100.00

Prepay Penalty Period

Months	Group I (%)	Group II (%)	Group III (%)	Group IV (%)	Groups I- IV (%)
0	88.93	73.72	80.15	30.23	67.48
12	1.58	9.17	8.72	0.93	5.49
24	0.74	4.11	0.57	0.81	1.64
36	8.75	8.42	7.59	8.31	8.22
60	0.00	4.58	2.69	59.72	17.08
72	0.00	0.00	0.27	0.00	0.08
Total:	100.00	100.00	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

COLLATERAL STRATIFICATIONS – Group V

Summary Statistics

	Group VA	Group VB	Group VA-VB
Count	351	444	795
Scheduled Balance	116,914,700.32	87,037,967.91	203,952,668.23
Avg. Scheduled Balance	333,090.31	196,031.46	256,544.24
Min Scheduled Balance	66,386.92	35,879.22	35,879.22
Max Scheduled Balance	1,057,600.00	600,000.00	1,057,600.00
Wgt.Avg.Gross Rate	5.786	6.130	5.933
Wgt.Avg.Net Rate	5.536	5.880	5.683
Wgt.Avg. Gross Margin	3.280	3.393	3.329
Wgt.Avg.Remaining Term	356	356	356
Wgt.Avg.Original Term	360	360	360
Wgt.Avg.Months to Roll	22	27	24
Wgt.Avg.Seasoning	4	4	4
Wgt.Avg.Original LTV	76.31	79.57	77.70
Wgt.Avg.FICO	697	695	696
Wgt.Avg.Initial Cap**	3.241	3.378	3.304
Wgt.Avg.Periodic Cap**	1.035	1.060	1.047
Wgt.Avg.Maximum Rate	11.555	11.426	11.500

** Weighted averages do not include loans with zero initial and zero periodic caps. Approximately 15.9% and 3.2% of the Group VA and VB mortgage loans, respectively, do not have any inital or periodic rate caps.

Rate Index

Index	Group VA	Group VB	Groups VA-VB
Libor - 1 Month	15.91	3.19	10.48
Libor - 6 Month	82.71	96.12	88.43
Libor - 1 Year	1.38	0.68	1.08
Treasury- 1 Year	0.00	0.00	0.00
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Months to Next Rate Adjustment Date

Months	Group VA (%)	Group VB (%)	Groups VA- VB (%)
1	15.91	3.19	10.48
17	4.90	7.89	6.17
18	8.89	8.29	8.63
19	3.50	2.34	3.00
20	4.67	6.43	5.42
21	15.71	15.60	15.66
22	16.23	24.72	19.86
23	8.36	1.39	5.38
24	0.23	0.00	0.13
27	0.00	0.17	0.07
28	0.30	0.00	0.17
29	2.25	0.93	1.68
30	1.95	1.16	1.61
31	0.81	1.73	1.20
32	0.47	1.50	0.91
33	2.65	3.50	3.01
34	4.31	5.62	4.87
35	0.79	0.41	0.63
51	0.00	0.47	0.20
52	0.88	0.65	0.78
53	1.69	1.70	1.69
54	1.71	2.14	1.89
55	0.24	0.69	0.43
56	0.60	0.31	0.48
57	1.10	1.40	1.23
58	1.53	7.30	3.99
59	0.34	0.47	0.39
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Current Mortgage Rates

(%)	Group VA (%)	Group VB (%)	Group VA-VB (%)
0.751 - 1.000	3.15	0.38	1.97
2.001 - 2.250	0.20	0.74	0.43
2.751 - 3.000	2.19	0.00	1.26
3.001 - 3.250	0.25	0.37	0.30
3.251 - 3.500	2.50	0.36	1.59
3.501 - 3.750	1.72	1.37	1.57
3.751 - 4.000	2.29	0.38	1.48
4.001 - 4.250	4.28	1.01	2.88
4.251 - 4.500	0.00	0.83	0.35
4.501 - 4.750	1.37	1.64	1.49
4.751 - 5.000	3.17	6.18	4.45
5.001 - 5.250	0.95	4.17	2.32
5.251 - 5.500	7.72	6.72	7.29
5.501 - 5.750	7.98	10.64	9.12
5.751 - 6.000	11.37	10.72	11.09
6.001 - 6.250	10.82	9.81	10.39
6.251 - 6.500	10.99	10.40	10.74
6.501 - 6.750	7.88	11.36	9.36
6.751 - 7.000	8.79	7.85	8.39
7.001 - 7.250	4.01	3.88	3.95
7.251 - 7.500	4.22	4.56	4.37
7.501 - 7.750	1.12	2.15	1.56
7.751 - 8.000	2.17	2.06	2.12
8.001 - 8.250	0.00	1.14	0.49
8.251 - 8.500	0.00	0.52	0.22
8.501 - 8.750	0.41	0.11	0.28
8.751 - 9.000	0.46	0.10	0.31
9.251 - 9.500	0.00	0.39	0.16
9.501 - 9.750	0.00	0.13	0.05
Total:	100.00	100.00	100.00

Scheduled Balances

($)	Group VA (%)	Group VB (%)	Group VA-VB (%)
0.01 - 100,000.00	1.98	6.51	3.91
100,000.01 - 200,000.00	10.32	27.21	17.53
200,000.01 - 300,000.00	12.61	40.27	24.42
300,000.01 - 400,000.00	19.07	21.15	19.96
400,000.01 - 500,000.00	20.48	3.50	13.23
500,000.01 - 600,000.00	15.40	1.36	9.40
600,000.01 - 700,000.00	8.31	0.00	4.76
700,000.01 - 800,000.00	3.87	0.00	2.22
800,000.01 - 900,000.00	2.97	0.00	1.70
900,000.01 - 1,000,000.00	4.09	0.00	2.35
1,000,000.01 - 1,100,000.00	0.90	0.00	0.52
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Geographic Distribution

State	Group VA (%)	Group VB (%)	Group VA-VB (%)
CA	44.42	37.03	41.26
NY	8.04	11.57	9.55
MA	5.87	11.72	8.36
FL	9.87	4.10	7.41
NJ	3.54	7.99	5.44
NV	5.29	4.15	4.81
IL	3.33	2.32	2.90
AZ	3.36	1.80	2.70
CO	2.74	0.00	2.21
CT	0.00	2.95	1.94
Other	13.54	16.37	13.43
Total:	100.00	100.00	100.00

Gross Margin

(%)	Group VA (%)	Group VB (%)	Group VA-VB (%)
1.251 - 1.500	0.00	0.21	0.09
1.501 - 1.750	0.88	0.00	0.50
1.751 - 2.000	0.25	0.37	0.30
2.001 - 2.250	7.04	8.69	7.74
2.251 - 2.500	10.69	8.06	9.57
2.501 - 2.750	12.58	13.17	12.83
2.751 - 3.000	13.15	6.48	10.31
3.001 - 3.250	13.03	12.45	12.78
3.251 - 3.500	11.12	15.80	13.12
3.501 - 3.750	8.99	7.97	8.55
3.751 - 4.000	6.51	7.19	6.80
4.001 - 4.250	4.08	3.97	4.03
4.251 - 4.500	5.02	3.44	4.34
4.501 - 4.750	2.50	2.53	2.51
4.751 - 5.000	4.15	8.74	6.11
5.501 - 5.750	0.00	0.56	0.24
6.251 - 6.500	0.00	0.17	0.07
6.751 - 7.000	0.00	0.22	0.09
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Maximum Rate

(%)	Group VA (%)	Group VB (%)	Group VA-VB (%)
8.751 - 9.000	1.41	0.00	0.81
9.001 - 9.250	0.24	0.26	0.25
9.251 - 9.500	0.00	0.31	0.13
9.501 - 9.750	0.44	1.64	0.95
9.751 - 10.000	2.75	5.91	4.10
10.001 - 10.250	0.75	3.61	1.97
10.251 - 10.500	5.72	5.92	5.81
10.501 - 10.750	6.46	9.08	7.58
10.751 - 11.000	21.09	12.66	17.49
11.001 - 11.250	6.17	7.61	6.79
11.251 - 11.500	8.46	8.09	8.30
11.501 - 11.750	7.06	10.44	8.50
11.751 - 12.000	10.23	9.61	9.97
12.001 - 12.250	6.53	7.11	6.78
12.251 - 12.500	7.19	7.82	7.46
12.501 - 12.750	4.14	4.96	4.49
12.751 - 13.000	5.46	1.71	3.86
13.001 - 13.250	2.42	1.14	1.87
13.251 - 13.500	1.55	0.68	1.18
13.501 - 13.750	0.64	0.11	0.42
13.751 - 14.000	1.28	0.47	0.93
14.251 - 14.500	0.00	0.39	0.16
14.501 - 14.750	0.00	0.13	0.05
14.751 - 15.000	0.00	0.35	0.15
Total:	100.00	100.00	100.00

Credit Score

FICO Score	Group VA (%)	Group VB (%)	Group VA-VB (%)
580 - 619	0.28	0.00	0.16
620 - 659	21.96	21.87	21.93
660 - 699	31.01	29.28	30.27
700 - 729	20.43	26.05	22.83
730 >=	26.31	22.79	24.81
Total:	100.00	100.00	100.00

Property Type

Type	Group VA (%)	Group VB (%)	Group VA-VB (%)
Single Family Residence	59.86	52.17	56.58
2-4 Family	14.84	29.85	21.25
Condo	5.09	9.91	7.15
Coop	0.00	0.35	0.15
PUD	20.21	7.72	14.88
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Occupancy Status

Status	Group VA (%)	Group VB (%)	Group VA-VB (%)
Owner-Occupied	77.20	61.12	70.34
Second Home	5.08	3.69	4.49
Investor	17.72	35.18	25.17
Total:	100.00	100.00	100.00

Loan Purpose

Purpose	Group VA (%)	Group VB (%)	Group VA-VB (%)
Purchase	66.00	74.95	69.82
Rate/Term Refi	12.46	7.29	10.25
Cash Out/ Equity Refi	21.54	17.76	19.92
Total:	100.00	100.00	100.00

Original Loan to Value Ratio

(%)	Group VA (%)	Group VB (%)	Group VA-VB (%)
<= 50.00	1.75	1.53	1.65
50.01 - 55.00	0.00	0.92	0.39
55.01 - 60.00	1.60	1.89	1.72
60.01 - 65.00	4.64	0.31	2.79
65.01 - 70.00	8.91	4.89	7.20
70.01 - 75.00	32.20	4.98	20.58
75.01 - 80.00	42.16	68.53	53.42
80.01 - 85.00	2.12	2.97	2.48
85.01 - 90.00	6.22	9.09	7.44
90.01 - 95.00	0.40	4.42	2.12
95.01 - 100.00	0.00	0.46	0.20
Total:	100.00	100.00	100.00

Documentation Type

Documentation	Group VA (%)	Group VB (%)	Group VA-VB (%)
Full (I-A)	21.36	19.84	20.71
Alternate	0.00	0.32	0.14
Reduced with VOA (A-SI)	38.09	32.61	35.75
Reduced with VOI (I-NA)	0.23	0.80	0.48
No Ratio (A-NI)	15.00	16.10	15.47
None (NI-NA)	7.24	13.03	9.71
Stated/Stated with Vvoe	18.09	17.30	17.75
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Original Term

Months	Group VA (%)	Group VB (%)	Group VA-VB (%)
301 - 360	100.00	100.00	100.00
Total:	100.00	100.00	100.00

Remaining Term

Months	Group VA (%)	Group VB (%)	Group VA-VB (%)
301 - 360	100.00	100.00	100.00
Total:	100.00	100.00	100.00

Seasoning

Months	Group VA (%)	Group VB (%)	Group VA-VB (%)
<= 0	0.23	0.00	0.13
1-5	70.54	74.74	72.33
6-10	26.30	24.60	25.57
11-15	2.93	0.66	1.96
Total:	100.00	100.00	100.00

Initial Rate Cap

(%)	Group VA (%)	Group VB (%)	Group VA-VB (%)
0.000	15.91	3.19	10.48
1.000	0.00	0.47	0.20
2.000	0.93	0.35	0.68
3.000	73.35	79.71	76.06
5.000	8.23	10.99	9.41
6.000	1.59	5.29	3.17
Total:	100.00	100.00	100.00

Interest Only Period

Months	Group VA (%)	Group VB (%)	Group VA-VB (%)
0	58.52	70.00	63.42
24	16.64	13.00	15.09
28	5.43	0.00	3.11
36	3.35	3.80	3.54
60	11.71	6.00	9.27
120	4.35	7.20	5.57
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Prepay Penalty Period

Months	Group VA (%)	Group VB (%)	Group VA-VB (%)
0	43.80	72.56	56.08
6	7.99	0.43	4.77
12	2.48	3.56	2.94
24	30.60	18.50	25.44
36	4.62	4.94	4.76
60	10.51	0.00	6.03
Total:	100.00	100.00	100.00

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Contacts

ARMs DESK

Contact	Phone	Fax	Email
Brett Marvin *Managing Director*	212-667-1888	646-587-1888	bmarvin@us.nomura.com
Brian Murphy *Vice President*	212-667-1888	646-587-1888	brmurphy@us.nomura.com

STRUCTURING

Contact	Phone	Fax	Email
Hong Zhang *Assistant Vice President*	212-667-9118	646-587-9118	hozhang@us.nomura.com

COLLATERAL

Contact	Phone	Fax	Email
John Lo *Assistant Vice President*	212-667-1398	646-587-1398	jlo@us.nomura.com

TRANSACTION MANAGEMENT

Contact	Phone	Fax	Email
Jeane Leschak *Vice President*	212-667-2316	646-587-9212	jleschak@us.nomura.com
Susan Becka *Assistant Vice President*	212-667-9701	646-587-9701	sbecka@us.nomura.com

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.